UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Earnings Release for the Three Months and Nine Months Ended
30 September 2024
London, Denver, Johannesburg, 7 November 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) reported its strongest gold production quarter of 2024 from managed operations(1) in the three months ended 30 September 2024, driving significant year-
on-year gains in earnings and free cash flow*. The Company reaffirmed full-year guidance for gold production, costs and capital expenditure.
"Tight control of costs and active management of our working capital means that the higher gold price has flowed through to our bottom line,”
CEO Alberto Calderon said. “We’re looking for additional improvements to production and margins, to ensure we deliver an even stronger fourth quarter and continue to capitalise on this healthy gold price environment.”
AngloGold Ashanti saw resilient performances from several key operations. The Australian portfolio recovered well from rains and flooding in the first quarter, while the operational turnaround of its Brazilian operations continued to gain momentum with the resumption of processing of gold concentrate at the Queiroz plant during September.
Solid cost control and active management of working capital helped ensure that higher revenues were reflected in stronger earnings and cash flows. Headline earnings(3) of $236m, or 56 US cents per share, in the third quarter of 2024, compared to a headline loss(3) of $194m, or 46
US cents per share, in the third quarter of 2023. Adjusted earnings before interest, tax, depreciation and amortisation* (“Adjusted EBITDA”)
rose 339% to $746m in the third quarter of 2024 from $170m in the same period last year. Free cash flow* rose sharply to $347m during the third quarter of 2024, from $20m in the same period a year earlier. The average gold price received per ounce* for the group(1)(2) rose 28% to
$2,449/oz during the third quarter of 2024 from $1,908/oz in the third quarter of last year.
A solid overall performance from AngloGold Ashanti’s managed operations helped the Company deliver a strong cash cost performance despite persistent high inflation across several of its operating jurisdictions. Total cash costs per ounce* for the group(1)(2) rose 8% year-on-
year to $1,172/oz versus $1,089/oz in the third quarter of last year. Total cash costs per ounce* for managed operations(1)(2) rose by only 3%
year-on-year to $1,186/oz versus $1,152/oz in the third quarter of last year, demonstrating disciplined and consistent focus on costs despite inflationary pressure across its operating jurisdictions and the impact of higher royalties paid, driven by the increase in the gold price. All-in sustaining costs per ounce* (“AISC”) for the group(1)(2) rose 10% to $1,616/oz during the third quarter of 2024 versus $1,469/oz in the third quarter of last year due to increased total cash costs* and rehabilitation costs.
Gold production for the group(1)(2) was 657,000oz for the third quarter of 2024 versus 676,000oz in the same period of 2023, due to lower production from the Kibali joint venture, where lower grades resulted in production of 71,000oz compared with 99,000oz in the third quarter of
2023. Gold production for managed operations(1)(2) rose 2% year-on-year to 586,000oz, from 577,000oz in the third quarter of 2023. Gold production was stronger at Obuasi (15%), Siguiri (9%), Tropicana (14%), Cerro Vanguardia (11%) and Sunrise Dam (14%).
At Obuasi, third-quarter gold production(1) increased 15% year-on-year as total grades and underground tonnages rose, despite a continued
impact on production of reduced mining flexibility in Block 8 and difficult ground conditions in higher-grade stopes. Notwithstanding these near-term challenges, total cash costs per ounce*(1) improved 20% year-on-year to $1,153/oz and AISC per ounce*(1) at $2,063/oz was 17%
lower over that period.
Centamin Acquisition to Improve the Portfolio Mix
On 28 October 2024, the shareholders of Centamin plc (“Centamin”) approved the proposed acquisition of Centamin by AngloGold Ashanti.
The proposed acquisition, announced on 10 September 2024, will bring to AngloGold Ashanti’s portfolio an established Tier One asset with the Sukari mine in Egypt, which produced(1) 450,000oz of gold in 2023 at an AISC per ounce*(1) of $1,196/oz, well below AngloGold Ashanti’s current average AISC*. The addition of Sukari ensures a higher proportion of AngloGold Ashanti’s gold production will be derived from Tier
One assets, and will provide flexibility for the Company to consider disposal options of its higher-cost Tier Two mines.
The proposed acquisition is expected to be accretive on a per share basis to both free cash flow* and net asset value and is a compelling strategic fit, closely aligned with AngloGold Ashanti’s core mining and exploration competencies. Synergies are expected to be captured by streamlining Centamin’s corporate costs, which were $33m in 2023; in the area of procurement, by leveraging the relative size and scale of
AngloGold Ashanti’s portfolio; and by utilising AngloGold Ashanti’s Full Asset Potential business optimisation process. Subject to the satisfaction or waiver of the remaining closing conditions, the proposed transaction is expected to be completed in the second half of
November 2024.
Nine-Month Performance
Adjusted EBITDA* for the first nine months of 2024 more than doubled to $1.863bn, from $846m in the first nine months of 2023. Free cash flow* for the first nine months of 2024 was $553m, compared to an outflow of $184m in the same period of the previous year.
For the first nine months of 2024 gold production for the group(1)(2) was little changed at 1.911Moz, versus 1.907Moz in the same period a year earlier, with total cash costs per ounce* for the group(1)(2) increasing 2% year-on-year to $1,163/oz from $1,140/oz in the same period last year. This compared to a realised inflation rate for the Company of about 6% during the first nine months of 2024, which represents consumer price index (CPI) changes in the jurisdictions in which the Company operates. AISC per ounce* for the group(1)(2) rose 5% year-on-year in the first nine months of 2024 to $1,598/oz compared with $1,525/oz in the same period in 2023. Total capital expenditure for managed operations(1)(2) and non-managed joint ventures(1) over the same period rose 10% year-on-year.
Total cash costs per ounce* for managed operations(1)(2) increased 0.5% year-on-year from $1,189/oz in the first nine months of 2023 to
$1,195/oz in the first nine months of 2024. Total cash costs per ounce* for non-managed joint ventures(1) increased 13% year-on-year from
$817/oz in the first nine months of 2023 to $924/oz in the first nine months of 2024. AISC per ounce* for managed operations(1)(2) increased
3% year-on-year from $1,609/oz in the first nine months of 2023 to $1,660/oz in the first nine months of 2024. AISC per ounce* for non-
managed joint ventures(1) increased 17% year-on-year from $967/oz in the first nine months of 2023 to $1,133/oz in the first nine months of
2024.
Q3 2024 EARNINGS RELEASE
for the three months and nine months ended 30 September 2024
AngloGold Ashanti Posts 339% year-on-year Adjusted EBITDA* increase, 17-fold rise in free cash flow*; YTD total cash costs per ounce* rise only 2%; FY 2024 guidance reaffirmed on all metrics
Q3 2024 - KEY OPERATIONAL AND FINANCIAL FEATURES
•Q3 2024 is strongest gold production quarter in 2024 for managed operations(1)(2) at 586,000oz vs
577,000oz in Q3 2023
•Q3 2024 Gold production for the group(1)(2) of 657,000oz vs 676,000oz in Q3 2023
•Improved Q3 2024 gold production(1)(2) y-o-y compared to Q3 2023 at Obuasi (15%), Siguiri (9%),
Tropicana (14%), Cerro Vanguardia (11%) and Sunrise Dam (14%)
•AngloGold Ashanti Mineração Q3 2024 total cash costs per ounce*(1)(2) -16% compared to Q3 2023;
Queiroz plant resumes processing gold concentrate
•Free cash flow* rises 17-fold to $347m in Q3 2024 compared to $20m in Q3 2023
•Adjusted EBITDA* +339% to $746m in Q3 2024 vs $170m in Q3 2023; Adjusted EBITDA* margin 52%
•Financial performance driven by solid operational results and the higher average gold price received*
•Total cash costs* - Group(1)(2): $1,172/oz in Q3 2024 vs $1,089/oz in Q3 2023
•Total cash costs* - Managed operations(1)(2): $1,186/oz in Q3 2024 vs $1,152/oz in Q3 2023
•Total cash costs* - Non-managed joint ventures(1): $1,053/oz in Q3 2024 from $721/oz in Q3 2023
•AISC* - Group(1)(2): $1,616/oz in Q3 2024 from $1,469/oz in Q3 2023, mainly on increased total cash costs
•AISC* - Managed operations(1)(2): $1,665/oz in Q3 2024 from $1,579/oz in Q3 2023
•AISC* - Non-managed joint ventures(1): $1,241/oz in Q3 2024 from $820/oz in Q3 2023
•Basic earnings of $223m in Q3 2024 from basic loss of $224m in Q3 2023
•Headline earnings(3) of $236m in Q3 2024 from a headline loss(3) of $194m in Q3 2023
•Obuasi’s Q3 2024 gold production(1) +15% y-o-y to 53,000oz; total cash costs per ounce*(1) -20%; AISC per ounce*(1) -17% y-o-y
•Obuasi completed the trial of its new mining method Under Hand, Drift and Fill (UHDF) to extract the most value from high-grade ore source and will implement a hybrid mining approach incorporating traditional
Sub-Level Open Stoping (SLOS) and UHDF from 2025. This hybrid approach is proven to be more cost-
efficient, with a reduction in total cash cost per ounce* of approximately 9%
(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold
Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
(3) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

September 2024 Earnings Release - www.AngloGoldAshanti.com
1
Financial and Operating Report
For the three months and nine months ended 30 September 2024
London, Denver, Johannesburg, 7 November 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the three-month and nine-month periods ended 30 September 2024.

GROUP - Key statistics
		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2024	2023	2024	2023

Operating review
Gold
Produced - Group (1) (2) (3)	- oz (000)	657	676	1,911	1,907
Produced - Managed operations (1) (2) (3)	- oz (000)	586	577	1,682	1,657
Produced - Non-managed joint ventures (2)	- oz (000)	71	99	229	250

Sold - Group (1) (2) (3)	- oz (000)	667	670	1,954	1,913
Sold - Managed operations(1) (2) (3)	- oz (000)	590	573	1,724	1,662
Sold - Non-managed joint ventures (2)	- oz (000)	77	97	230	251

Financial review
Gold income	- $m	1,466	1,112	3,957	3,257
Cost of sales	- $m	921	863	2,683	2,612
Total operating costs	- $m	720	714	2,096	2,130
Gross profit	- $m	541	286	1,290	721

Average gold price received per ounce* - Managed operations (1) (2)	- $/oz	2,442	1,906	2,268	1,913
Average gold price received per ounce* - Non-managed joint ventures (2)	- $/oz	2,503	1,924	2,313	1,935
Cost of sales - Managed operations	- $m	921	863	2,683	2,612
Cost of sales - Non-managed joint ventures	- $m	104	97	278	279
All-in sustaining costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,665	1,579	1,660	1,609
All-in sustaining costs per ounce* - Non-managed joint ventures (2)	- $/oz	1,241	820	1,133	967
All-in sustaining costs per ounce* - Group (1) (2) (3)	- $/oz	1,616	1,469	1,598	1,525
All-in costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,925	1,741	1,916	1,837
All-in costs per ounce* - Non-managed joint ventures (2)	- $/oz	1,458	954	1,339	1,092
All-in costs per ounce* - Group (1) (2) (3)	- $/oz	1,871	1,627	1,848	1,740
Total cash costs per ounce* - Managed operations (1) (2) (3)	- $/oz	1,186	1,152	1,195	1,189
Total cash costs per ounce* - Non-managed joint ventures (2)	- $/oz	1,053	721	924	817
Total cash costs per ounce* - Group (1) (2) (3)	- $/oz	1,172	1,089	1,163	1,140

Profit (loss) before taxation	- $m	394	(157)	974	(81)
Adjusted EBITDA*	- $m	746	170	1,863	846
Total borrowings	- $m	2,303	2,169	2,303	2,169
Adjusted net debt*	- $m	906	1,253	906	1,253

Profit (loss) attributable to equity shareholders	- $m	223	(224)	534	(263)
	- US cents/share	53	(53)	127	(62)
Headline earnings (loss) (4)	- $m	236	(194)	549	(133)
	- US cents/share	56	(46)	130	(32)
Net cash inflow from operating activities	- $m	606	274	1,278	567
Free cash flow*	- $m	347	20	553	(184)
Capital expenditure - Managed operations	- $m	267	255	757	708
Capital expenditure - Non-managed joint ventures	- $m	28	18	89	61

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce*, all-in sustaining costs per ounce*, all-in costs per ounce* and total cash costs per ounce* metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated.

(2) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold
Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
2
OPERATING AND FINANCIAL REVIEW
Three-month review
Gold production
Gold production for the three months ended 30 September 2024 was 657,000oz, compared to 676,000oz in the same period of the prior year.
Year-on-year gold production increases were recorded at Obuasi (15%), Siguiri (9%), Tropicana (14%), Cerro Vanguardia (11%) and Sunrise
Dam (14%), which were more than offset by lower gold production contributions from Kibali (28%), Serra Grande (33%), Iduapriem (17%)
and Geita (6%). The overall decrease in gold production was mainly driven by lower total recovered grade for the group, particularly at
Kibali, and lower total tonnes treated. The Company continued, however, to record an increasing recovered-grade trend at its managed operations, with underground grades increasing marginally year-on-year mainly on the back of continued reinvestment in the portfolio.
Cuiabá (AGA Mineração) continued its performance turnaround, with steady gold production and a 16% reduction year-on-year in total cash costs per ounce* as the Queiroz metallurgical plant resumed the processing and refining of gold concentrate during the month of September, allowing the mine to reduce the proportion of gold produced in concentrate, which previously had to be sold at a discount to the market spot gold price. The Australian assets continued their recovery from flooding which occurred towards the end of the first quarter of 2024.
Tropicana’s third quarter gold production improved 19% versus the second quarter of 2024, and Sunrise Dam's gold production gained 14%
quarter-on-quarter.
Costs
Total cash costs per ounce* for the group increased by 8% year-on-year to $1,172/oz in the third quarter of 2024, from $1,089/oz in the third quarter of 2023.
Total cash costs per ounce* for managed operations increased 3% year-on-year from $1,152/oz in the third quarter of 2023 to $1,186/oz in the third quarter of 2024. Total cash costs per ounce* for non-managed joint ventures increased 46% year-on-year from $721/oz in the third quarter of 2023 to $1,053/oz in the third quarter of 2024, reflecting Kibali’s weaker performance. The overall cost performance came amid an about 7% inflation rate increase, and an about 2% higher royalty cost based on the average gold price received per ounce* during the third quarter of 2024, partly offset by an about 4% weaker cumulative foreign currency exchange rate against the US dollar.
AISC per ounce* for the group rose 10% year-on-year to $1,616/oz in the third quarter of 2024, from $1,469/oz in the third quarter of 2023, mainly due to an increase in total cash costs per ounce* and rehabilitation costs.  AISC per ounce* for managed operations increased by 5%
year-on-year from $1,579/oz in the third quarter of 2023 to $1,665/oz in the third quarter of 2024. AISC per ounce* for non-managed joint ventures increased 51% year-on-year from $820/oz in the third quarter of 2023 to $1,241/oz in the third quarter of 2024, reflecting Kibali’s weaker performance.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and amortisation* (“Adjusted EBITDA”) for the third quarter of 2024 was $746m, compared with $170m for the third quarter of 2023. Adjusted EBITDA* was higher year-on-year mainly due to a higher average gold price received per ounce*, partly offset by higher operating costs and lower equity earnings from associates and non-managed joint ventures. The prior period included insurance claims and higher corporate restructuring costs which did not reoccur in the current period.
Earnings
Basic earnings (profit attributable to equity shareholders) for the third quarter of 2024 were $223m, or 53 US cents per share, compared to a basic loss (loss attributable to equity shareholders) of $224m, or 53 US cents per share, in the third quarter of 2023. Basic earnings were higher year-on-year mainly due to a higher average gold price received per ounce*, corporate restructuring costs, impairments and losses on derecognition of assets and insurance claims in the prior period which did not reoccur in the current period, and lower foreign exchange losses.  This increase was partly offset by higher operating costs, losses on non-hedge derivatives, higher care and maintenance costs, lower equity earnings from associates and non-managed joint ventures and higher taxation.
Headline earnings‡ for the third quarter of 2024 were $236m, or 56 US cents per share, compared with a headline loss‡ of $194m, or 46 US cents per share, in the third quarter of 2023. Headline earnings were higher year-on-year mainly due to the same reasons which contributed to the increase in basic earnings in the third quarter of 2024, in addition to lower impairment and lower losses on derecognition of assets and taxes thereon.
‡ The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS®
Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered
Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash Flow
Net cash inflow from operating activities was $606m in the third quarter of 2024, compared to $274m in the third quarter of 2023. This 121%
increase was mainly due to the higher average gold price received per ounce* and lower corporate restructuring costs, partly offset by lower dividends received from joint ventures. After accounting for capital expenditure and loan repayments from Kibali, the Company recorded free cash inflow* of $347m during the third quarter of 2024, compared to a free cash inflow* of $20m in the third quarter of 2023.
Free cash flow* before non-sustaining capital expenditure* (attributable to ordinary shareholders), the metric on which the dividend payment is based, was an inflow of $408m for the third quarter of 2024, compared to an inflow of $57m for the third quarter of 2023.

September 2024 Earnings Release - www.AngloGoldAshanti.com
3
AngloGold Ashanti received dividends of $8m and loan repayments of $49m from the Kibali joint venture during the third quarter of 2024, compared to dividends received of $49m during the third quarter of 2023. At 30 September 2024, the Company’s attributable share of the outstanding cash balances from the Democratic Republic of the Congo (“DRC”) was nil, compared to $19m at 30 June 2024.
Free cash flow* was impacted by movements in the lock-up of value added tax (“VAT”) at Geita and Kibali and foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”):
•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $1m during the third quarter of 2024 to $138m from $139m at 30 June 2024, as a result of processing verified VAT claims against corporate tax payments of $15m and foreign exchange adjustments of $9m, partially offset by new claims submitted of $19m and discounting adjustments of $4m. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes.
•In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable fuel duties and after discounting provisions) increased by $2m during the third quarter of 2024 to $76m from $74m at 30 June 2024, as a result of new claims submitted of $5m and an unwinding of discount and revaluation adjustments decrease of $3m.
•In Argentina, the net export duty receivables (after discounting provisions) decreased by $1m‡ during the third quarter of 2024 to
$3m‡ at 30 September 2024 from $4m‡ at 30 June 2024, mainly due to a weaker exchange rate of the Argentinean peso against the US dollar. In addition, CVSA’s cash balance increased by $2m‡ during the third quarter of 2024 to $170m‡ from $168m‡ at 30
June 2024. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($63m‡) and onshore ($7m‡) investment holding companies in the form of declared dividends.
•During the third quarter of 2024, CVSA paid offshore dividends of $20m‡ to AngloGold Ashanti by entering into a currency swap to obtain the necessary US dollars. Additionally, applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute offshore dividends related to the 2022 financial year of $4m‡ to AngloGold Ashanti.
CVSA plans to enter into a currency swap to obtain the necessary US dollars to distribute the remaining offshore dividends related to the 2023 financial year of $59m‡ during the fourth quarter of 2024. Also, under a special regime established for dividend payments, a new petition to distribute an additional $45m‡ was submitted to the Argentinean Central Bank during the third quarter of 2023. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.
‡ US dollar equivalent and at prevailing exchange rates.
Free cash flow* ($m)

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited
Cash generated from operations	615	249	1,350	565
Dividends received from joint ventures	8	49	44	86
Taxation refund	6	—	6	—
Taxation paid	(23)	(24)	(122)	(84)
Net cash inflow from operating activities	606	274	1,278	567
Corporate restructuring costs	—	24	2	28
Capital expenditure on tangible and intangible assets	(267)	(255)	(757)	(708)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	339	43	523	(113)
Repayment of lease liabilities	(25)	(23)	(68)	(67)
Finance costs accrued and capitalised	(35)	(31)	(106)	(95)
Net cash flow after capital expenditure and interest	279	(11)	349	(275)
Other net cash inflow from investing activities	58	20	210	79
Other	9	3	9	3
Add backs:
Cash restricted for use	1	8	(15)	9
Free cash inflow (outflow)* (1)	347	20	553	(184)

(1) Free cash flow* has been adjusted to exclude corporate restructuring costs.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance Sheet and Liquidity
Adjusted net debt* decreased to $906m at 30 September 2024 from $1,268m at 31 December 2023. The ratio of Adjusted net debt* to
Adjusted EBITDA* was 0.37 times at 30 September 2024 compared to 0.89 times at 31 December 2023. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt* to Adjusted EBITDA* target ratio of 1.0 times through the cycle.
At 30 September 2024, the balance sheet remained strong, with liquidity comprising the US$1.4bn 2022 multi-currency RCF of which
$1.25bn was undrawn; the South African R150m ($9m) RMB corporate overnight facility which was undrawn; and the $276m 2021 Geita multi-currency RCF of which $100m was undrawn. At 30 September 2024, the $65m 2022 Siguiri RCF was fully drawn. At 30 September

September 2024 Earnings Release - www.AngloGoldAshanti.com
4
2024, the Company had a cash and cash equivalent balance of approximately $1,225m, taking overall group liquidity to approximately
$2.58bn.
Capital Expenditure
Capital expenditure of the group (including equity-accounted non-managed joint ventures) was 8% higher year-on-year at $295m in the third quarter of 2024, compared to $273m in the third quarter of 2023. Capital expenditure of managed operations increased by 5% year-on-year to $267m in the third quarter of 2024, from $255m in the third quarter of 2023. This increase was mainly due to an increase of $13m in non-
sustaining capital expenditure*, partly offset by a reduction of $1m in sustaining capital expenditure*. Capital expenditure of non-managed joint ventures increased by 56% year-on-year to $28m in the third quarter of 2024, from $18m in the third quarter of 2023. This increase was mainly due to an increase of $5m in sustaining capital expenditure* and an increase of $5m in non-sustaining capital expenditure*.
Sustaining capital expenditure* of the group increased by 2% year-on-year to $227m in the third quarter of 2024, from $223m in the third quarter of 2023. Sustaining capital expenditure* of managed operations for the third quarter of 2024 was $212m, in line with $213m in the third quarter of 2023. Sustaining capital expenditure* of non-managed joint ventures increased by 50% year-on-year to $15m in the third quarter of 2024, from $10m in the third quarter of 2023. Sustaining capital expenditure* of non-managed joint ventures increased mainly due to higher waste stripping capital expenditure in the current period.
Non-sustaining capital expenditure* of the group was 36% higher year-on-year at $68m in the third quarter of 2024, compared to $50m in the third quarter of 2023. Non-sustaining capital expenditure* of managed operations increased by 31% year-on-year to $55m in the third quarter of 2024, from $42m in the third quarter of 2023. Non-sustaining capital expenditure* of managed operations increased mainly due to higher Beposo Tailings Storage Facility spend at Iduapriem and at Siguiri due to infrastructure capital in preparation for Block 3 execution.
Non-sustaining capital expenditure* of non-managed joint ventures increased by 63% year-on-year to $13m in the third quarter of 2024, from $8m in the third quarter of 2023. Non-sustaining capital expenditure* of non-managed joint ventures increased mainly due to the solar energy project.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
GUIDANCE
The 2024 guidance provided in February 2024 remains unchanged.

2024
Guidance
Gold production - Group	Gold production (000oz)
	–Managed operations	2,330 - 2,490
	–Non-managed joint ventures	320 - 360
	–Group	2,650 - 2,850
Costs (1)	All-in sustaining costs per ounce* ($/oz)
	–Managed operations	1,575 - 1,675
	–Non-managed joint ventures	980 - 1,080
	–Group	1,500 - 1,600
Total cash costs per ounce* ($/oz)
	–Managed operations	1,125 - 1,225
	–Non-managed joint ventures	770 - 850
	–Group	1,075 - 1,175
Capital expenditure (1)	Capital expenditure ($m)
	–Managed operations	1,015 - 1,225
	–Non-managed joint ventures	115 - 135
	–Group	1,130 - 1,360
Sustaining capital expenditure* ($m)
	–Managed operations	790 - 980
	–Non-managed joint ventures	60 - 70
	–Group	850 - 1,050
Non-sustaining capital expenditure* ($m)
	–Managed operations	225 - 245
	–Non-managed joint ventures	55 - 65
	–Group	280 - 310
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics
(including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Outlook economic assumptions for 2024 guidance are as follows: $/A$0.68, BRL4.96/$, AP935.00/$, ZAR18.50/$ and Brent $77/bbl.
Cost and capital forecast ranges for 2024 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Estimates assume neither operational or labour interruptions
(including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable

September 2024 Earnings Release - www.AngloGoldAshanti.com
5
factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December
2023 filed with the SEC.
Gold production is expected to range from 2.650Moz to 2.850Moz.
Total cash costs per ounce* for managed operations are expected to range from $1,125/oz to $1,225/oz in 2024. Total cash costs per ounce* are forecast to remain within the guidance range as the continued realisation of benefits from the Company’s Full Asset Potential review programme are expected to be offset by inflation and an anticipated stronger Australian dollar against the US dollar.
Sustaining capital expenditure* for 2024 is expected to grow slightly from 2023 because of increased Mineral Reserve Development (MRD)
investment.
The Company’s managed operations are expected to operate at an AISC per ounce* ranging from $1,575/oz to $1,675/oz in 2024.
Non-sustaining capital expenditure* for 2024 is expected to increase from 2023 due to additional investment in North Bullfrog and supporting infrastructure for the Beatty District.
The Company continues to enforce capital and cost discipline across the business, while prioritising the safety, health and wellbeing of its employees and its host communities.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
GOLD HEDGES
During the fourth quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000oz of gold for the period from January 2024 to December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations. During the third quarter of 2024, AngloGold Ashanti recorded a realised loss of $25m in respect of these gold derivatives. At 30
September 2024, there were open zero-cost collars of 75,000oz and the mark-to-market value of the remaining open positions was an unrealised loss of $37m. The Company expects to be fully unhedged with respect to its gold production as of 31 December 2024.
BRAZIL QUEIROZ PLANT RESTART
Processing and refining of gold concentrate at the Queiroz metallurgical plant, as well as the resulting production of by-product sulphuric acid, resumed in September 2024. The restart of the Queiroz plant is expected to result in a change of the site’s gold production mix from roughly 65-70% gold-in-concentrate (which, if sold, is subject to a discount to market spot gold prices) and 30-35% smelted gold (from the gravimetric circuit), to 10-20% gold-in-concentrate (which, if sold, is subject to a discount to market spot gold prices) and 80-90% smelted gold (from both the gravimetric circuit and the Queiroz plant circuit). Refining of gravimetric gold at the Queiroz metallurgical plant continues substantially unchanged.
SAFETY UPDATE
The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, for the group (excluding non-managed joint ventures), improved by approximately 15% to 0.82 injuries per million hours worked for the third quarter of 2024, compared to 0.96 injuries per million hours worked for the second quarter of 2024. The TRIFR for the nine months ended 30 September 2024 improved by approximately 18% to 0.95 compared to 1.16 injuries per million hours worked for the same period in 2023. AngloGold Ashanti’s safety strategy, with specific emphasis on the Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.
One fatality occurred at the Kibali joint venture during the third quarter of 2024. Safety-related action plans have been established at the joint venture to improve safety performance.
OPERATING HIGHLIGHTS
In the Africa region, managed operations produced 301,000oz at a total cash cost* of $1,179/oz in the three months ended 30 September
2024, compared to 308,000oz at a total cash cost* of $1,126/oz in the three months ended 30 September 2023. In the Africa region, non-
managed joint ventures produced (on an attributable basis) 71,000oz at a total cash cost* of $1,053/oz in the three months ended 30
September 2024, compared to 99,000oz at a total cash cost* of $721/oz in the three months ended 30 September 2023.
In Ghana, at Iduapriem, gold production was 59,000oz at a total cash cost* of $1,191/oz in the three months ended 30 September 2024, compared to 71,000oz at a total cash cost* of $822/oz in the three months ended 30 September 2023. Gold production was lower year-on-
year mainly due to lower recovered grades following a reduction in ore mined due to a delay in drilling activities at Cut2B and flooding in the
Cut 1 pit.  Total cash costs per ounce* were higher year-on-year mainly due to lower gold production, higher royalties paid due to the higher average gold price received per ounce*, higher engineering material store costs and higher exploration and evaluation costs.
During the nine months ended 30 September 2024, Iduapriem’s gold production was 187,000oz at a total cash cost* of $1,021/oz, compared to 189,000oz at a total cash cost* of $935/oz during the nine months ended 30 September 2023.

September 2024 Earnings Release - www.AngloGoldAshanti.com
6
At Obuasi, gold production was 53,000oz at a total cash cost* of $1,153/oz in the three months ended 30 September 2024, compared to
46,000oz at a total cash cost* of $1,449/oz in the three months ended 30 September 2023. Gold production was higher year-on-year mainly due to higher total recovered grades and underground tonnes treated. Gold production was 15% higher compared to the third quarter of
2023, mainly due to a 15% increase in the treated grade (6.11g/t vs. 5.32g/t), resulting in an average process recovery of 86.95% in the third quarter of 2024 compared to 81.2% in the third quarter of 2023. Treated tonnes for underground only in the third quarter of 2024 exceeds the third quarter of 2023 by 21% as a result of additional ore sources from underground (Sansu Lower, Block 8L Lower, Block 10 and
Underhand Drift and Fill (“UHDF”)). Despite the higher gold production achieved in the third quarter of 2024, stope flexibility in Block 8 remains a constraint mainly due to the prevailing poor ground conditions. On the back of the success of the UHDF trial, the complementary mining method to Sub-Level Open Stope has been scheduled to roll out across the mine where poor ground conditions are expected. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower total operating costs. The decrease in the total cash cost* is due to lower labour costs and lower engineering stores cost partly offset by higher consumption of reagents.
During the nine months ended 30 September 2024, Obuasi’s gold production was 161,000oz at a total cash cost* of $1,231/oz, compared to
163,000oz at a total cash cost* of $1,141/oz during the nine months ended 30 September 2023.
In Guinea, at Siguiri, gold production was 71,000oz at a total cash cost* of $1,500/oz in the three months ended 30 September 2024, compared to 65,000oz at a total cash cost* of $1,664/oz in the three months ended 30 September 2023. Gold production was higher year-
on-year mainly due to higher recovered grades with the replacement of the Bidini carbonaceous material in the plant feed and the recovery following the May 2023 CIL tank failure which had resulted in a plant stoppage which impacted gold production in 2023. Total cash costs per ounce* decreased year-on-year mainly due to higher gold production, partly offset by higher operating costs related to labour, services, consumable stores as well as higher royalties paid.
During the nine months ended 30 September 2024, Siguiri’s gold production was 199,000oz at a total cash cost* of $1,687/oz, compared to
194,000oz at a total cash cost* of $1,636/oz during the nine months ended 30 September 2023.
In Tanzania, at Geita, gold production was 118,000oz at a total cash cost* of $995/oz in the three months ended 30 September 2024, compared to 126,000oz at a total cash cost* of $903/oz in the three months ended 30 September 2023. Gold production was lower year-on-
year mainly due to lower recovered grades from the open-pit operations, lower plant recovery and lower throughput rate as a result of reliability challenges with the crusher circuit and unplanned breakdowns. Total cash costs per ounce* increased year-on-year mainly due to lower gold production as well as higher operating costs related to mining fleet maintenance costs, labour and consumable stores, as well as higher royalties paid.
During the nine months ended 30 September 2024, Geita’s gold production was 347,000oz at a total cash cost* of $1,020/oz, compared to
343,000oz at a total cash cost* of $1,032/oz during the nine months ended 30 September 2023.
In the DRC, at Kibali, gold production (on an attributable basis) was 71,000oz at a total cash cost* of $1,053/oz in the three months ended
30 September 2024, compared to 99,000oz at a total cash cost* of $721/oz in the three months ended 30 September 2023. Gold production was lower year-on-year mainly due to lower ore tonnes processed from the underground operations with lower recovered grades as a result of operational challenges as well as a higher proportion of ore tonnes processed from the open-pit operations with lower recovered grades
(as a result of different areas mined).Total cash costs per ounce* increased year-on-year mainly due to lower gold  production.
During the nine months ended 30 September 2024, Kibali’s gold production (on an attributable basis) was 229,000oz at a total cash cost* of
$924/oz, compared to 250,000oz at a total cash cost* of $817/oz during the nine months ended 30 September 2023.
In the Americas region, gold production was 125,000oz at a total cash cost* of $1,127/oz in the three months ended 30 September 2024, compared to 129,000oz at a total cash cost* of  $1,122/oz in the three months ended 30 September 2023.
In Brazil, at Cuiabá (AGA Mineração), gold production was 67,000oz at a total cash cost* of $896/oz in the three months ended
30 September 2024, compared to 67,000oz at a total cash cost* of $1,073/oz in the three months ended 30 September 2023. Gold production remained unchanged year-on-year as higher recovered grades were offset by lower ore tonnes processed. Total cash costs per ounce* were lower year-on-year mainly due to lower variable costs associated with lower volumes mined and the weakening of the Brazilian real against the US dollar.
During the nine months ended 30 September 2024, Cuiabá’s gold production was 196,000oz at a total cash cost* of $883/oz, compared to
179,000oz at a total cash cost* of $1,075/oz during the nine months ended 30 September 2023.
At Serra Grande, gold production was 16,000oz at a total cash cost* of $1,801/oz in the three months ended 30 September 2024, compared to 24,000oz at a total cash cost* of $1,502/oz in the three months ended 30 September 2023. Gold production was lower year-on-year mainly due to lower ore tonnes processed and lower recovered grades (as a result of operational restrictions on the high grade area during the 380 meters decline rehabilitation). Total cash costs per ounce* were higher mainly due to lower gold production, partly offset by lower variable costs reflecting lower ore tonnes processed, and cost reduction initiatives on consumables and services and the weakening of the
Brazilian real against the US dollar.
During the nine months ended 30 September 2024, Serra Grande’s gold production was 57,000oz at a total cash cost* of $1,439/oz, compared to 61,000oz at a total cash cost* of $1,574/oz during the nine months ended 30 September 2023.
In Argentina, at Cerro Vanguardia, gold production was 42,000oz at a total cash cost* of $1,224/oz in the three months ended
30 September 2024, compared to 38,000oz a total cash cost* of $966/oz in the three months ended 30 September 2023. Gold production was higher year-on-year mainly due to improved performance on the heap leach pad and plant process as a result of higher feed grade.
Total cash costs per ounce* were higher year-on-year mainly due to lower by-product revenue related to lower volumes of silver sold, lower capitalisation of stripping costs, higher inflation (annual inflation rate in Argentina for the 12-month period ended 30 September 2024 at
209%) as well as higher royalties paid.
During the nine months ended 30 September 2024, Cerro Vanguardia’s gold production was 129,000oz at a total cash cost* of $1,044/oz, compared to 123,000oz at a total cash cost* of $1,079/oz during the nine months ended 30 September 2023.

September 2024 Earnings Release - www.AngloGoldAshanti.com
7
In the Australia region, gold production (on an attributable basis) was 160,000oz at a total cash cost* of $1,245/oz in the three months ended 30 September 2024, compared to 140,000oz at a total cash cost* of $1,248/oz in the three months ended 30 September 2023.
At Sunrise Dam, gold production was 73,000oz at a total cash cost* of $1,132/oz in the three months ended 30 September 2024, compared to 64,000oz at a total cash cost* of $1,352/oz in the three months ended 30 September 2023. Gold production was higher year-on-year mainly due to higher recovered grades from the underground operation and higher ore tonnes processed. Total cash costs per ounce*
decreased year-on-year mainly due to higher gold production as well as favourable inventory movements. Surface mining continued in the
Neville East pit with lower cost mining rates than those of the Golden Delicious pit in the prior-year quarter mainly due to shorter haulage distances to the processing plant.
During the nine months ended 30 September 2024, Sunrise Dam’s gold production was 193,000oz at a total cash cost* of $1,321/oz, compared to 190,000oz at a total cash cost* of $1,320/oz during the nine months ended 30 September 2023.
At Tropicana, gold production (on an attributable basis) was 87,000oz at a total cash cost* of $1,243/oz in the three months ended
30 September 2024, compared to 76,000oz at a total cash cost* of $1,079/oz in the three months ended 30 September 2023. Gold production was higher year-on-year mainly due to higher ore tonnes processed and higher recovered grades. Total cash costs per ounce*
increased year-on-year despite higher production mainly due to lower capitalisation of waste mining costs.
During the nine months ended 30 September 2024, Tropicana’s gold production (on an attributable basis) was 213,000oz at a total cash cost* of $1,230/oz, compared to 215,000oz at a total cash cost* of $1,145/oz during the nine months ended 30 September 2023.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
UPDATE ON OBUASI UHDF MINING METHOD
Overview
Since the third quarter of 2023, the Company has reported on the significant challenges encountered at Obuasi, when mining in high-grade areas using the traditional Sub-Level Open Stoping (“SLOS”) mining method. These areas are characterized by poor ground conditions due mainly to gold mineralisation being associated with brittle graphite and the complexity of intersecting geological structures. Consequently, the Company commenced a trial of the Underhand Drift and Fill (UHDF) mining method, which is used and understood for these challenging ground conditions. This mining trial has now been successfully concluded, with the Obuasi team able to prove it can be deployed safely and has the potential to be scaled up across high-grade areas of the mine. Obuasi produced 8,000oz using UHDF during the third quarter of
2024, from only two sub-scale mining fronts.
Now that it has been successfully trialled, UDHF will be scaled up to underpin anticipated increased annual gold production Obuasi, first to above the 300,000oz a year level and then to 400,000oz a year.
Obuasi now plans to employ a hybrid mining method, using both SLOS and UDHF. The past two years have shown that the SLOS mining method can support annual production of around 200,000oz. As mining progresses into the high-grade Block 10 from next year and then into
Block 11 in subsequent years, recent success in increasing development rates is expected to open up additional mining fronts, enabling increased use of UDHF in these higher-grade areas, where difficult ground conditions prevail.
SLOS – Overcoming Challenges to Provide Baseload Production
It is important to understand the limitations of SLOS at Obuasi’s higher-grade mining zones. As a result of the difficult ground conditions associated with these areas, ore from sub-level open stopes (which are often as much as 20m high) often remains frozen or ‘hung-up’ in the stope, effectively broken by the blast but suspended in the stope with no support. These ‘hang up’ conditions not only presented a safety hazard to people and machinery, but also a significant efficiency problem. To release this ore, allowing it to fall into the production drive as intended, additional shifts are required to safely redrill and blast, leading to slower stope turnaround times, flexibility constraints and lower production. In addition, once re-blasted, these stopes often experience ‘overbreak’, resulting in higher-than planned dilution (i.e. higher waste-to-ore ratio). The downstream impact of this level of dilution has led to reduced metallurgical recoveries in the plant, impacting
Obuasi’s ability to ramp up gold production.
The Company has continued to work through these challenges and is improving the effectiveness of SLOS. This mining method will continue to play an important role in the mine, with its greater efficiencies in mining higher volumes, better suited to areas of relatively lower grades in the mine. As previously reported, the Company has introduced a wider, V30 Reamer – which increased the drillhole diameter in the pilot hole used in establishing stopes, in order to reduce hang-ups and overbreak. This equipment has helped improve tonnages from an average 78kt/pm in the first nine months of 2023 to an average of 90kt/pm for the first nine months of 2024.
The Company believes it can successfully mine areas with grades up to around 8g/t using SLOS, providing a reliable 200,000oz production, a level the Company expects to maintain using this mining method in the coming years. This is reflected in the Company’s production forecasts.
UHDF Now Proven, Will Ramp-Up to Provide Growth Ounces
UHDF is a well proven mining method, better suited to safely mining areas with poor ground conditions. UHDF involves mining the ore body in horizontal ‘slices’ or cuts, from top to bottom, and then filling each mined-out block with high-strength paste fill after the ‘slice’ is extracted.
Once this paste fill has hardened or cured, it creates a safe, stable, well-engineered roof, or hanging wall. The process is then repeated in the area directly below.
Development is a key enabler for wider use of UHDF, and Obuasi’s development rates have increased around 71% since the start of 2024, with the third quarter of 2024 averaging a 1,381m/pm, compared to 806m/pm in the first quarter of 2024.
The successful UHDF trial has demonstrated a number of improvement opportunities:
•Improved safety, with no large voids created, and no work near brows or stope edges;

September 2024 Earnings Release - www.AngloGoldAshanti.com
8
•Dilution minimised or eliminated, with UHDF dilution estimated at 5% compared with 35%-46% experienced when SLOS is used in higher-grade areas;
•Ore recovery maximised - trial outcome demonstrated 100% recovery for UHDF compared to 91% for SLOS;
•Production reliability improved due to lower complexity with no re-drilling or re-blasting and reduced the risk of ground failure as no overbreak is experienced; and
•Total cash cost per ounce* lower by approximately 9% when compared to SLOS.
During the third quarter of 2024, the Company used UHDF across only two mining fronts and was able to produce 8,207oz, for an annualised mining rate of roughly 32,000oz, even before scaling up this method by introducing additional mining fronts.
In 2025, the Company plans to use UHDF across at least four mining fronts, to produce about 60,000oz. This is expected to continue to increase each year -- per the table below -- as the Company are supporting infrastructure, including ventilation, completion of the KMS shaft refurbishment project, the continued increase in development rates and the addition of new working areas.
Specialist skills are being drafted to support the Obuasi ramp-up, including from the Company’s Brazil operations, and the Full Asset
Potential programme, currently in its diagnostic phase, will identify and track further improvement opportunities across the operation.
One important point to note for 2024, is that even at lower-than-planned production levels, Obuasi has seen a 20% year-on-year reduction in total cash costs per ounce* ($1,153/oz) and a 17% reduction in AISC per ounce* ($2,063/oz) during the third quarter of 2024. The mine is cash generative and delivered $330/oz of free cash flow* during the third quarter of 2024. These figures are particularly notable given
Obuasi’s high fixed-cost base and allude to the significant cash generation potential as it continues its ramp-up.
Obuasi gold production outlook
As a result of this review of the Obuasi site and the continued priority placed on safety, the outlook of the mine has been revised. These revised production figures impact timing of ounce delivery and therefore extend the life of mine, with only a marginal impact on the
Company’s internal valuation, based on the time value of money.
Gold production is expected to be:
2024 – 225koz +/- 4% (prev. 275koz – 320koz)
2025 – 250koz – 300koz (prev. 325koz – 375koz)
2026 – 300koz - 350koz
2027 – 325koz - 375koz
2028 – 375koz - 425koz
Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold
Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC.
UPDATE ON CAPITAL PROJECTS
Tropicana
The Havana underground project was approved in August 2024. Development of the Havana portal and decline commenced in the third quarter of 2024.  Commercial production is planned for the first quarter of 2027.
Tropicana ESG Renewables
The renewable energy project at Tropicana is largely on-track despite the rain event at the end of the first quarter of 2024, which impacted the site works and equipment transport to site. Mechanical completion of the solar farm was achieved in the second quarter of 2024.
Electrical installation is ongoing and the solar system is expected to be commissioned in the fourth quarter of 2024.  All the wind turbine components are on site, and the construction crane arrived in October 2024.
Nevada
North Bullfrog Project (“NBP”)
The NBP project achieved the 30% engineering milestone at the end of the third quarter of 2024, which aligned with the planned schedule.
Permitting for the NBP is underway, with the initial public scoping meetings held in April 2024. In May 2024, the US Bureau of Land
Management (“BLM”) published its Public Scoping Report. The Company has since addressed the comments received and is developing alternative project plans for inclusion in the BLM’s Administrative Draft Environmental Impact Statement (ADEIS). This document will be published in the Federal Register prior to the public comment meetings, which the BLM will host in key communities throughout Nye County,
Nevada.
Merlin
The Merlin project is in the early stages of its pre-feasibility study, focusing on analyzing various development options. Work during the first nine months of 2024 concentrated on resource definition drilling and evaluating mining options based on the first-quarter drilling results. The pre-feasibility study is expected to be completed by the end of 2025.
CORPORATE UPDATE
Change to Board of Directors
Effective 15 October 2024, Mr. Scott Lawson resigned from AngloGold Ashanti’s board of directors. Mr. Lawson was an independent non-
executive director and served as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee.

September 2024 Earnings Release - www.AngloGoldAshanti.com
9
Yatela sale update
On 17 October 2024, AngloGold Ashanti and IAMGOLD Corporation completed the sale of each of their 40 percent interests in Société
d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”), the company operating the Yatela gold mine, to the Government of Mali. Following completion of this transaction, AngloGold Ashanti no longer owns any mining operations in Mali.
Proposed Acquisition of Centamin
On 28 October 2024, the shareholders of Centamin plc (“Centamin”) approved the proposed acquisition of Centamin by AngloGold Ashanti, which proposed transaction was initially announced on 10 September 2024. Centamin is an established gold producer, whose flagship Tier 1 asset is the Sukari gold mine (“Sukari”), which is Egypt’s largest and first modern gold mine, as well as one of the world’s largest producing mines. Since gold production began in 2009, Sukari has produced over 5.9Moz of gold. The proposed transaction is expected to be completed in the second half of November 2024, subject to the satisfaction or waiver of the remaining closing conditions.
Renewal of Geita Special Mining Licence
With effect from 27 August 2024, AngloGold Ashanti’s special mining licence (SML45/99) for its Geita mine was renewed by the Tanzania
Mining Commission for a further period of 15 years and will now expire in 2039. The renewed special mining licence (SML45/99) currently contains a number of conditions which remain under discussion between AngloGold Ashanti and the Government of Tanzania, related to the implementation of the 2017 mining regulations in Tanzania. AngloGold Ashanti believes that the terms and conditions of its mining development agreement prevail in case of inconsistencies with any terms and conditions included in the renewed special mining licence
(SML45/99).
Update on the Proposed Ghana Joint Venture
Notwithstanding constructive engagement with the Government of Ghana since the announcement of the proposed joint venture between
Gold Fields’ Tarkwa Mine and AngloGold Ashanti’s Iduapriem Mine in Ghana (the “Proposed Joint Venture”) on 16 March 2023, the requisite approvals by the Government of Ghana for the Proposed Joint Venture have not yet been obtained. Gold Fields and AngloGold Ashanti have sought to secure the requisite approvals, which include approval of the Proposed Joint Venture by the Parliament of Ghana, ahead of the
October 2024 Parliamentary recess before the Ghana national elections to be held in December 2024. Gold Fields and AngloGold Ashanti continue to believe that a combination of the two neighbouring mines into a single managed entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, creating value for all stakeholders.  In the absence of the requisite approvals from the Government of Ghana and clear timelines for execution of an agreement, Gold Fields and AngloGold Ashanti will maintain engagement in relation to a potential asset combination while separately continuing to pursue improvements to their respective assets.
EXPLORATION UPDATE
For detailed disclosure on the exploration work done during the nine months ended 30 September 2024, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both brownfield and greenfield exploration programmes.

September 2024 Earnings Release - www.AngloGoldAshanti.com
10

GROUP - INCOME STATEMENT

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	1,491	1,140	4,043	3,326
Cost of sales	(921)	(863)	(2,683)	(2,612)
(Loss) gain on non-hedge derivatives and other commodity contracts	(29)	9	(70)	7
Gross profit	541	286	1,290	721
Corporate administration, marketing and related expenses	(20)	(19)	(86)	(63)
Exploration and evaluation costs	(72)	(71)	(177)	(183)
Impairment, derecognition of assets and (loss) profit on disposal	(13)	(30)	(14)	(156)
Other (expenses) income	(46)	(323)	(118)	(391)
Finance income	33	35	122	92
Foreign exchange and fair value adjustments	(21)	(52)	(46)	(127)
Finance costs and unwinding of obligations	(42)	(38)	(126)	(113)
Share of associates and joint ventures’ profit	34	55	129	139
Profit (loss) before taxation	394	(157)	974	(81)
Taxation	(160)	(65)	(419)	(176)
Profit (loss) for the period	234	(222)	555	(257)

Attributable to:
Equity shareholders	223	(224)	534	(263)
Non-controlling interests	11	2	21	6
	234	(222)	555	(257)

Basic earnings (loss) per ordinary share (US cents) (1)	53	(53)	127	(62)
Diluted earnings (loss) per ordinary share (US cents) (2)	53	(53)	127	(62)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

September 2024 Earnings Release - www.AngloGoldAshanti.com
11

GROUP – STATEMENT OF FINANCIAL POSITION

	As at	As at	As at
	Sep	Dec	Sep
	2024	2023	2023
US Dollar million	Unaudited	Audited	Unaudited

ASSETS
Non-current assets
Tangible assets	4,724	4,419	4,281
Right of use assets	143	142	148
Intangible assets	109	107	101
Investments in associates and joint ventures	689	599	1,136
Other investments	48	1	1
Loan receivable	289	358	—
Inventories	20	2	3
Trade, other receivables and other assets	223	254	225
Reimbursive right for post-retirement benefits	62	35	32
Deferred taxation	14	50	30
Cash restricted for use	34	34	34
	6,355	6,001	5,991

Current assets
Loan receivable	105	148	—
Inventories	832	829	812
Trade, other receivables and other assets	258	199	275
Cash restricted for use	19	34	31
Cash and cash equivalents	1,232	964	737
	2,446	2,174	1,855
Assets held for sale	—	—	41
	2,446	2,174	1,896

Total assets	8,801	8,175	7,887

EQUITY AND LIABILITIES
Share capital and premium	438	420	420
Accumulated losses and other reserves	3,689	3,291	3,216
Shareholders’ equity	4,127	3,711	3,636
Non-controlling interests	45	29	35
Total equity	4,172	3,740	3,671

Non-current liabilities
Borrowings	1,939	2,032	1,973
Lease liabilities	84	98	100
Environmental rehabilitation and other provisions	650	636	591
Provision for pension and post-retirement benefits	72	64	69
Trade and other payables	5	5	6
Deferred taxation	464	395	317
	3,214	3,230	3,056

Current liabilities
Borrowings	200	207	25
Lease liabilities	80	73	71
Environmental rehabilitation and other provisions	115	80	91
Trade and other payables	822	772	926
Taxation	171	64	36
Bank overdraft	7	9	11
	1,395	1,205	1,160
Liabilities held for sale	20	—	—
	1,415	1,205	1,160

Total liabilities	4,629	4,435	4,216

Total equity and liabilities	8,801	8,175	7,887

September 2024 Earnings Release - www.AngloGoldAshanti.com
12

GROUP – STATEMENT OF CASH FLOWS

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	615	249	1,350	565
Dividends received from joint ventures	8	49	44	86
Taxation refund	6	—	6	—
Taxation paid	(23)	(24)	(122)	(84)
Net cash inflow from operating activities	606	274	1,278	567

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(267)	(255)	(757)	(708)
Dividends from associates and other investments	—	—	—	6
Proceeds from disposal of tangible assets	—	(1)	1	5
Deferred compensation received	—	—	5	—
Other investments and assets acquired	(11)	—	(29)	—
Loans advanced	—	—	(1)	(1)
Decrease (increase) in cash restricted for use	(1)	(8)	15	(9)
Interest received	21	29	81	78
Repayment of loans advanced to joint ventures	49	—	139	—
Net cash outflow from investing activities	(209)	(235)	(546)	(629)

Cash flows from financing activities
Proceeds from borrowings	155	85	475	93
Repayment of borrowings	(151)	(13)	(571)	(87)
Repayment of lease liabilities	(25)	(23)	(68)	(67)
Finance costs – borrowings	(27)	(19)	(90)	(75)
Finance costs – leases	(3)	(3)	(8)	(8)
Other borrowing costs	(1)	—	(1)	(1)
Dividends paid	(99)	(29)	(179)	(105)
Net cash (outflow) inflow from financing activities	(151)	(2)	(442)	(250)

Net increase (decrease) in cash and cash equivalents	246	37	290	(312)
Translation	(4)	(29)	(20)	(69)
Cash and cash equivalents at beginning of period (net of bank overdraft)	983	717	955	1,106
Cash and cash equivalents at end of period (net of bank overdraft)	1,225	725	1,225	725

September 2024 Earnings Release - www.AngloGoldAshanti.com
13
Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographical regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region in addition to the Projects’ segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
Gold income
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	943	751	2,642	2,227
Kibali - Attributable 45%	193	187	533	485
Iduapriem	149	132	438	371
Obuasi	123	84	372	326
Siguiri	181	115	472	373
Geita	297	233	827	672

AUSTRALIA	392	275	953	788
Sunrise Dam	178	122	450	371
Tropicana - Attributable 70%	214	153	503	417

AMERICAS	324	273	895	727
Cerro Vanguardia	116	76	323	234
AngloGold Ashanti Mineração (1)	166	152	439	376
Serra Grande	42	45	133	117

	1,659	1,299	4,490	3,742
Equity-accounted joint venture included above	(193)	(187)	(533)	(485)
	1,466	1,112	3,957	3,257

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1	1	4	3
Kibali - Attributable 45%	—	—	1	1
Obuasi	—	—	—	1
Siguiri	—	—	1	—
Geita	1	1	2	1

AUSTRALIA	1	1	3	3
Sunrise Dam	—	—	1	1
Tropicana - Attributable 70%	1	1	2	2

AMERICAS	23	26	80	64
Cerro Vanguardia	23	25	80	62
AngloGold Ashanti Mineração	—	1	—	2

	25	28	87	70
Equity-accounted joint venture included above	—	—	(1)	(1)
	25	28	86	69

September 2024 Earnings Release - www.AngloGoldAshanti.com
14
Segmental reporting (continued)

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
Cost of sales
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	553	499	1,645	1,559
Kibali - Attributable 45%	104	97	278	279
Iduapriem	93	88	260	283
Obuasi	78	75	259	232
Siguiri	124	105	384	340
Geita	154	134	464	425

AUSTRALIA	249	216	687	630
Sunrise Dam	101	99	317	295
Tropicana - Attributable 70%	139	110	344	312
Administration and other	9	7	26	23

AMERICAS	222	245	627	701
Cerro Vanguardia	94	73	269	225
AngloGold Ashanti Mineração	90	128	254	350
Serra Grande	38	44	103	124
Administration and other	—	—	1	2

CORPORATE AND OTHER	1	—	2	1

	1,025	960	2,961	2,891
Equity-accounted joint venture included above	(104)	(97)	(278)	(279)
	921	863	2,683	2,612

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	391	253	1,002	670
Kibali - Attributable 45%	89	90	256	207
Iduapriem	56	44	179	88
Obuasi	45	9	114	94
Siguiri	57	10	88	33
Geita	144	100	365	247
Administration and other	—	—	—	1

AUSTRALIA	145	60	269	162
Sunrise Dam	78	24	135	78
Tropicana - Attributable 70%	76	43	161	107
Administration and other	(9)	(7)	(27)	(23)

AMERICAS	125	53	347	90
Cerro Vanguardia	45	27	133	72
AngloGold Ashanti Mineração	77	25	185	27
Serra Grande	4	1	30	(7)
Administration and other	(1)	—	(1)	(2)

CORPORATE AND OTHER	(31)	10	(72)	6

	630	376	1,546	928
Equity-accounted joint venture included above	(89)	(90)	(256)	(207)
	541	286	1,290	721

(1) The Group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit
(loss) to profit (loss) before taxation, refer to the Group income statement.

September 2024 Earnings Release - www.AngloGoldAshanti.com
15
Segmental reporting (continued)

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
Amortisation
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	109	108	312	304
Kibali - Attributable 45%	23	29	67	73
Iduapriem	19	33	60	99
Obuasi	20	13	53	43
Siguiri	12	7	37	22
Geita	35	26	95	67

AUSTRALIA	49	39	132	104
Sunrise Dam	19	14	58	39
Tropicana - Attributable 70%	30	25	73	64
Administration and other	—	—	1	1

AMERICAS	48	42	133	123
Cerro Vanguardia	15	9	40	28
AngloGold Ashanti Mineração	28	22	78	64
Serra Grande	5	11	15	31

CORPORATE AND OTHER	1	1	3	3

	207	190	580	534
Equity-accounted joint venture included above	(23)	(29)	(67)	(73)
	184	161	513	461

Capital expenditure
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	212	183	567	463
Kibali - Attributable 45%	28	18	89	61
Iduapriem	49	29	119	99
Obuasi	60	64	149	139
Siguiri	30	22	73	38
Geita	45	50	137	126

AUSTRALIA	27	30	112	103
Sunrise Dam	16	10	38	32
Tropicana - Attributable 70%	11	20	74	71

AMERICAS	52	58	143	191
Cerro Vanguardia	19	16	48	49
AngloGold Ashanti Mineração	23	28	68	101
Serra Grande	10	14	27	41

PROJECTS	4	2	23	12
Colombian projects	2	2	5	7
North American projects	2	—	18	5

CORPORATE AND OTHER	—	—	1	—

	295	273	846	769
Equity-accounted joint venture included above	(28)	(18)	(89)	(61)
	267	255	757	708

September 2024 Earnings Release - www.AngloGoldAshanti.com
16
Segmental reporting (continued)

	As at	As at	As at
	Sep	Dec	Sep
	2024	2023	2023
Total assets
US Dollar million	Unaudited	Audited	Unaudited

AFRICA	4,773	4,414	4,299
Kibali - Attributable 45%	1,025	1,066	1,096
Iduapriem	604	526	489
Obuasi	1,429	1,288	1,248
Siguiri	558	486	444
Geita	1,151	1,042	1,016
Administration and other	6	6	6

AUSTRALIA	946	942	929

AMERICAS	1,455	1,254	1,301
Cerro Vanguardia	641	524	511
AngloGold Ashanti Mineração	663	584	549
Serra Grande	132	127	227
Administration and other	19	19	14

PROJECTS	859	833	851
Colombian projects	199	194	201
North American projects	660	639	650

CORPORATE AND OTHER	768	732	507

	8,801	8,175	7,887

By order of the Board
J TILK                                                    A CALDERON     G DORAN
Chairman                                                Chief Executive Officer                                        Chief Financial Officer
7 November 2024

September 2024 Earnings Release - www.AngloGoldAshanti.com
17
Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-
in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain
Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
AngloGold Ashanti’s reporting for managed operations has shifted from an attributable basis of reporting to a consolidated basis of reporting.
The change in reporting has only impacted managed operations with non-controlling interests (i.e., Siguiri and Cerro Vanguardia), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Non-managed joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three-month and nine-month periods ended 30 September 2023 have been adjusted to reflect this change in reporting.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs and all-in costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/
oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.

September 2024 Earnings Release - www.AngloGoldAshanti.com
18
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on “all-
in sustaining costs” and “all-in costs” metrics during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on a total basis. The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-
sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted non-managed joint ventures and review the underlying operating results including “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and
“non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The Adjusted
EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
Free cash flow
“Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.
Reconciliations
A reconciliation of cost of sales as included in AngloGold Ashanti’s financial and operational update for the three months ended
30 September 2024 and 30 September 2023, and nine months ended 30 September 2024 and 30 September 2023 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month periods ended 30 September 2024 and 30 September 2023, and each of the nine-month periods ended 30 September
2024 and 30 September 2023 is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in
Note A. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below. Furthermore, a reconciliation of cost of sales of the Centamin Group as included in AngloGold Ashanti’s current report on

September 2024 Earnings Release - www.AngloGoldAshanti.com
19
Form 6-K furnished to the SEC on 10 September 2024 to “all-in sustaining costs” and “all-in sustaining costs per ounce” of the Centamin
Group for the financial year ended 31 December 2023 is also presented.
A reconciliation of gold income as included in AngloGold Ashanti’s financial and operational update for the three months ended
30 September 2024 and 30 September 2023, and nine months ended 30 September 2024 and 30 September 2023 to “average gold price received per ounce” for each of the three-months ended 30 September 2024 and 30 September 2023, and nine-month periods ended
30 September 2024 and 30 September 2023 is presented on a total (Group) and total (managed operations/non-managed joint ventures)
basis in Note B.
A reconciliation of capital expenditure as included in AngloGold Ashanti’s financial and operational update for the three months ended
30 September 2024 and 30 September 2023, and nine months ended 30 September 2024 and 30 September 2023 to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month periods ended 30 September 2024 and 30 September
2023, and each of the nine-month periods ended 30 September 2024 and 30 September 2023 is presented on a total (Group), total
(managed operations/non-managed joint ventures) and segment basis in Note C.
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s financial and operational update for the three months ended 30 September 2024 and 30 September 2023, and nine months ended 30 September 2024 and 30 September 2023, to “Adjusted
EBITDA” for each of the three-month periods ended 30 September 2024 and 30 September 2023, and each of the nine-month periods ended 30 September 2024 and 30 September 2023 is presented on a total (Group) and segment basis in Note D.
A reconciliation of total borrowings as included in AngloGold Ashanti’s financial and operational update as at 30 September 2024,
31 December 2023 and 30 September 2023 to “Adjusted net debt” as at 30 September 2024, 31 December 2023 and 30 September 2023 is
presented on a total (Group) basis in Note E.
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s financial and operational update for the three months ended 30 September 2024 and 30 September 2023, and nine months ended 30 September 2024 and 30 September 2023 to “free cash flow” for each of the three-month periods ended 30 September 2024 and 30 September 2023, and nine-month periods ended
30 September 2024 and 30 September 2023 is presented on a total (Group) basis in Note F.

September 2024 Earnings Release - www.AngloGoldAshanti.com
20
ASummary of Operations by mine

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information (2)	1	104	—	104	93	78	124	154	—	449	101	139	9	249
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(23)	—	(23)	(19)	(20)	(12)	(35)	—	(86)	(19)	(30)	—	(49)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	19	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	—	3	—	1	6	—	10	4	3	—	7
Sustaining exploration and study costs	—	—	—	—	—	—	2	4	—	6	—	—	—	—
Total sustaining capital expenditure	—	15	—	15	27	43	24	41	—	135	16	9	—	25
All-in sustaining costs (5)	20	96	—	96	103	101	139	169	—	512	102	119	9	230
Non-sustaining capital expenditure	—	13	—	13	22	17	6	4	—	49	—	2	—	2
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	2	—	—	—	1	1	2	3	—	7	2	3	6	11
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	1	3	—	3	1	1	—	—	—	2	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	23	112	—	112	127	120	147	176	—	570	104	124	15	243
Gold sold - oz (000)	—	77	—	77	60	49	73	118	—	300	72	86	—	158
All-in sustaining cost per ounce - $/oz (1)	—	1,241	—	1,241	1,719	2,063	1,916	1,428	—	1,707	1,411	1,389	—	1,455
All-in cost per ounce - $/oz (1)	—	1,455	—	1,458	2,110	2,446	2,012	1,492	—	1,899	1,441	1,450	—	1,538

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and  “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
        Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
21

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)

All-in sustaining costs
Cost of sales per segmental information (2)	94	90	38	—	222	—	104	921	1,025
By-product revenue	(23)	—	—	—	(23)	—	—	(25)	(25)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(15)	(28)	(5)	—	(48)	—	(23)	(184)	(207)
Adjusted for decommissioning and inventory amortisation	3	—	—	—	3	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	20	20
Lease payment sustaining	—	7	3	—	10	—	—	27	27
Sustaining exploration and study costs	2	—	—	—	2	1	—	9	9
Total sustaining capital expenditure	19	23	10	—	52	—	15	212	227
All-in sustaining costs (5)	80	92	46	—	218	2	96	982	1,078
Non-sustaining capital expenditure	—	—	—	—	—	4	13	55	68
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	(1)	—	1	1	42	—	63	63
Care and maintenance	—	34	—	—	34	1	—	35	35
Closure and social responsibility costs not related to current operations	—	5	(8)	—	(3)	—	3	—	3
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs (5)	80	130	39	1	250	50	112	1,136	1,248
Gold sold - oz (000)	46	70	16	—	132	—	77	590	667
All-in sustaining cost per ounce - $/oz (1)	1,744	1,315	2,773	—	1,653	—	1,241	1,665	1,616
All-in cost per ounce - $/oz (1)	1,761	1,864	2,347	—	1,899	—	1,458	1,925	1,871

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
22

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information (2)	1	104	—	104	93	78	124	154	—	449	101	139	9	249
- By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
- Inventory change	—	(4)	—	(4)	(2)	6	(3)	—	—	1	—	—	—	—
- Amortisation of tangible assets	(1)	(23)	—	(23)	(18)	(20)	(11)	(29)	—	(78)	(15)	(28)	—	(43)
- Amortisation of right of use assets	—	—	—	—	(1)	—	(1)	(6)	—	(8)	(4)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(1)	—	(1)	(2)	(3)	(2)	(1)	—	(8)	—	(1)	—	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	1	75	—	75	70	61	106	117	—	354	82	108	8	198
Gold produced - oz (000)	—	71	—	71	59	53	71	118	—	301	73	87	—	160
Total cash costs per ounce - $/oz (1)		1,053	—	1,053	1,191	1,153	1,500	995	—	1,179	1,132	1,243	—	1,245

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
23

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)

Total cash costs
Cost of sales per segmental information (2)	94	90	38	—	222	—	104	921	1,025
- By-product revenue	(23)	—	—	—	(23)	—	—	(25)	(25)
- Inventory change	1	—	(1)	—	—	—	(4)	1	(3)
- Amortisation of tangible assets	(15)	(22)	(4)	—	(41)	—	(23)	(163)	(186)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	—	(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(5)	(1)	(4)	—	(10)	—	(1)	(19)	(20)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	52	60	28	1	141	—	75	694	769
Gold produced - oz (000)	42	67	16	—	125	—	71	586	657
Total cash costs per ounce - $/oz (1)	1,224	896	1,801	—	1,127	—	1,053	1,186	1,172

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
24

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information (2)	—	97	—	97	88	75	105	134	—	402	99	110	7	216
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
Realised other commodity contracts	1	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(29)	—	(29)	(33)	(13)	(7)	(26)	—	(79)	(14)	(25)	—	(39)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	19	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	1	—	1	1	—	—	7	—	8	3	3	—	6
Sustaining exploration and study costs	—	—	—	—	—	1	1	3	—	5	1	—	—	1
Total sustaining capital expenditure	—	10	—	10	21	46	21	43	—	131	10	14	—	24
All-in sustaining costs (5)	19	80	—	80	77	108	121	160	—	466	99	101	7	207
Non-sustaining capital expenditure	—	8	—	8	8	18	1	7	—	34	—	6	—	6
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	2	3	—	5	1	2	7	10
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	1	4	—	4	—	(8)	—	—	—	(8)	—	—	—	—
Other provisions	(16)	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	5	92	—	92	85	118	124	170	—	497	99	109	14	222
Gold sold - oz (000)	—	97	—	97	69	43	60	122	—	294	63	79	—	142
All-in sustaining cost per ounce - $/oz (1)	—	820	—	820	1,122	2,491	2,020	1,320	—	1,589	1,555	1,284	—	1,453
All-in cost per ounce - $/oz (1)	—	949	—	954	1,239	2,710	2,070	1,400	—	1,694	1,569	1,382	—	1,563

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost  (per ounce)”, “all-in cost (per ounce)” and “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
    Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
25

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Managed operations (6)	Group total (4)(6)

All-in sustaining costs
Cost of sales per segmental information (2)	73	128	44	—	245	—	97	863	960	24	103	221	839	936
By-product revenue	(25)	(1)	—	—	(26)	—	—	(28)	(28)	—	(1)	(26)	(28)	(28)
Realised other commodity contracts	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Amortisation of tangible, intangible and right of use assets	(9)	(22)	(11)	—	(42)	—	(29)	(161)	(190)	(1)	(21)	(41)	(160)	(189)
Adjusted for decommissioning and inventory amortisation	1	(7)	—	—	(6)	—	—	(6)	(6)	—	(7)	(6)	(6)	(6)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	20	20	—	—	—	20	20
Lease payment sustaining	—	9	2	—	11	—	1	25	26	2	7	9	23	24
Sustaining exploration and study costs	2	—	—	—	2	1	—	9	9	—	—	2	9	9
Total sustaining capital expenditure	16	28	14	—	58	—	10	213	223	5	23	53	208	218
All-in sustaining costs (5)	57	135	49	—	241	2	80	935	1,015	30	105	211	905	985
Non-sustaining capital expenditure	—	—	—	—	—	2	8	42	50	—	—	—	42	50
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Non-sustaining exploration and study costs	2	1	1	—	4	43	—	62	62	1	1	3	61	61
Care and maintenance	—	14	—	—	14	1	—	15	15	10	4	4	5	5
Closure and social responsibility costs not related to current operations	—	5	3	—	8	—	4	1	5	—	5	8	1	5
Other provisions	—	—	—	—	—	—	—	(16)	(16)	—	—	—	(16)	(16)
All-in costs (5)	59	156	52	—	267	48	92	1,039	1,131	41	115	226	998	1,090
Gold sold - oz (000)	39	86	23	—	148	—	97	584	681	11	75	137	573	670
All-in sustaining cost per ounce - $/oz (1)	1,444	1,573	2,114	—	1,625	—	820	1,600	1,489	2,755	1,403	1,536	1,579	1,469
All-in cost per ounce - $/oz (1)	1,485	1,820	2,261	—	1,804	—	954	1,779	1,661	3,789	1,536	1,648	1,741	1,627
										1,654.00	1,311.00	—
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
26

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information (2)	—	97	—	97	88	75	105	134	—	402	99	110	7	216
- By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
- Inventory change	—	2	—	2	4	6	9	4	—	23	1	(4)	—	(3)
- Amortisation of tangible assets	(1)	(29)	—	(29)	(32)	(13)	(7)	(20)	—	(72)	(11)	(23)	—	(34)
- Amortisation of right of use assets	—	—	—	—	(1)	—	—	(6)	—	(7)	(3)	(2)	—	(5)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	—	2	—	(1)	1	1	—	1	—	1	—	1
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	72	—	72	59	67	108	112	—	346	86	82	6	174
Gold produced - oz (000)	—	99	—	99	71	46	65	126	—	308	64	76	—	140
Total cash costs per ounce - $/oz (1)		721	—	721	822	1,449	1,664	903	—	1,126	1,352	1,079	—	1,248

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
27

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração (6)	Americas (6)	Managed operations (6)	Group total (4)(6)

Total cash costs
Cost of sales per segmental information (2)	73	128	44	—	245	—	97	863	960	24	103	221	839	936
- By-product revenue	(25)	(1)	—	—	(26)	—	—	(28)	(28)	—	(1)	(26)	(28)	(28)
- Inventory change	(2)	(10)	1	—	(11)	—	2	9	11	(1)	(10)	(10)	10	12
- Amortisation of tangible assets	(9)	(16)	(10)	—	(35)	—	(29)	(142)	(171)	—	(16)	(35)	(142)	(171)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	—	(19)	(19)	(1)	(5)	(7)	(19)	(19)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(1)	—	3	—	2	—	2	4	6	—	—	2	4	6
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)	(1)	(1)
Total cash costs (5)	36	95	36	—	167	—	72	686	758	23	71	144	663	735
Gold produced - oz (000)	38	77	24	—	139	—	99	587	686	10	67	129	577	676
Total cash costs per ounce - $/oz (1)	966	1,222	1,502	—	1,201	—	721	1,171	1,106	2,192	1,073	1,122	1,152	1,089

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
28

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information (2)	2	278	—	278	260	259	384	464	—	1,367	317	344	26	687
By-product revenue	—	(1)	—	(1)	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(3)	(67)	—	(67)	(60)	(53)	(37)	(95)	—	(245)	(58)	(73)	(1)	(132)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	(1)	—	(1)	—	(2)	—	—	—	—
Corporate administration, marketing and related expenses	84	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	1	—	1	4	—	2	17	—	23	13	7	1	21
Sustaining exploration and study costs	—	—	—	—	—	1	4	8	—	13	1	—	—	1
Total sustaining capital expenditure	1	49	—	49	80	112	67	128	—	387	38	26	—	64
All-in sustaining costs (5)	85	261	—	261	284	318	419	518	—	1,539	309	303	26	638
Non-sustaining capital expenditure	—	40	—	40	39	37	6	9	—	91	—	48	—	48
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	2	—	—	—	2	1	3	9	2	17	7	5	17	29
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	4	7	—	7	1	(8)	—	—	—	(7)	—	—	—	—
Other provisions	1	—	—	—	—	—	—	(3)	—	(3)	—	—	—	—
All-in costs (5)	91	308	—	308	326	348	429	535	1	1,639	316	355	43	714
Gold sold - oz (000)	—	230	—	230	191	163	203	358	—	915	194	217	—	411
All-in sustaining cost per ounce - $/oz (1)	—	1,133	—	1,133	1,487	1,956	2,062	1,449	—	1,683	1,589	1,394	—	1,550
All-in cost per ounce - $/oz (1)	—	1,338	—	1,339	1,702	2,140	2,108	1,497	—	1,791	1,626	1,637	—	1,737

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and “ total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
      Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
29

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)

All-in sustaining costs
Cost of sales per segmental information (2)	269	254	103	1	627	—	278	2,683	2,961
By-product revenue	(80)	—	—	—	(80)	—	(1)	(86)	(87)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(40)	(78)	(15)	—	(133)	—	(67)	(513)	(580)
Adjusted for decommissioning and inventory amortisation	3	—	(1)	—	2	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	86	86
Lease payment sustaining	—	21	7	—	28	1	1	74	75
Sustaining exploration and study costs	5	1	—	—	6	—	—	20	20
Total sustaining capital expenditure	48	68	27	—	143	3	49	598	647
All-in sustaining costs (5)	205	266	122	1	594	6	261	2,862	3,123
Non-sustaining capital expenditure	—	—	—	—	—	20	40	159	199
Non-sustaining lease payments	—	1	—	—	1	—	—	2	2
Non-sustaining exploration and study costs	3	—	1	1	5	104	—	157	157
Care and maintenance	—	77	—	—	77	3	—	80	80
Closure and social responsibility costs not related to current operations	—	12	36	—	48	—	7	45	52
Other provisions	—	—	—	—	—	—	—	(2)	(2)
All-in costs (5)	208	355	159	3	725	134	308	3,303	3,611
Gold sold - oz (000)	140	200	58	—	398	—	230	1,724	1,954
All-in sustaining cost per ounce - $/oz (1)	1,460	1,330	2,113	—	1,493	—	1,133	1,660	1,598
All-in cost per ounce - $/oz (1)	1,484	1,778	2,744	—	1,822	—	1,339	1,916	1,848

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
30

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information (2)	2	278	—	278	260	259	384	464	—	1,367	317	344	26	687
- By-product revenue	—	(1)	—	(1)	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
- Inventory change	—	—	—	—	(5)	(1)	(7)	(10)	—	(23)	(3)	(6)	—	(9)
- Amortisation of tangible assets	(2)	(66)	—	(66)	(58)	(53)	(35)	(74)	—	(220)	(46)	(68)	—	(114)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	(2)	(21)	—	(25)	(12)	(5)	(1)	(18)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	—	1	(4)	(7)	(4)	(3)	—	(18)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	212	—	212	191	198	335	354	—	1,078	255	262	25	542
Gold produced - oz (000)	—	229	—	229	187	161	199	347	—	894	193	213	—	406
Total cash costs per ounce - $/oz (1)		924	—	924	1,021	1,231	1,687	1,020	—	1,206	1,321	1,230	—	1,335

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
31

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)

Total cash costs
Cost of sales per segmental information (2)	269	254	103	1	627	—	278	2,683	2,961
- By-product revenue	(80)	—	—	—	(80)	—	(1)	(86)	(87)
- Inventory change	(7)	(1)	(1)	—	(9)	—	—	(41)	(41)
- Amortisation of tangible assets	(40)	(61)	(12)	—	(113)	—	(66)	(449)	(515)
- Amortisation of right of use assets	—	(17)	(3)	—	(20)	—	(1)	(63)	(64)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(7)	(1)	(4)	—	(12)	—	1	(31)	(30)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)
Total cash costs (5)	134	173	83	1	391	—	212	2,010	2,222
Gold produced - oz (000)	129	196	57	—	382	—	229	1,682	1,911
Total cash costs per ounce - $/oz (1)	1,044	883	1,439	—	1,024	—	924	1,195	1,163

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
32

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information (2)	1	279	—	279	283	232	340	425	—	1,280	295	312	23	630
By-product revenue	—	(1)	—	(1)	—	(1)	—	(1)	—	(2)	(1)	(2)	—	(3)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(3)	(73)	—	(73)	(99)	(43)	(22)	(67)	—	(231)	(39)	(64)	(1)	(104)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	63	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	—	—	—	2	—	—	20	—	22	9	8	1	18
Sustaining exploration and study costs	—	—	—	—	—	2	4	8	—	14	2	—	—	2
Total sustaining capital expenditure	—	38	—	38	64	92	33	101	—	290	32	35	—	67
All-in sustaining costs (5)	67	242	—	242	250	282	355	485	—	1,372	298	288	23	609
Non-sustaining capital expenditure	—	23	—	23	35	47	5	25	—	112	—	36	—	36
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2	—	—	—	—
Non-sustaining exploration and study costs	—	1	—	1	—	—	5	7	—	12	2	5	16	23
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	4	7	1	8	—	(9)	—	—	—	(9)	—	—	—	—
Other provisions	1	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs (5)	72	273	1	274	285	320	364	520	—	1,489	300	329	39	668
Gold sold - oz (000)	—	251	—	251	193	168	193	348	—	902	193	216	—	409
All-in sustaining cost per ounce - $/oz (1)	—	967	—	967	1,299	1,674	1,832	1,396	—	1,519	1,546	1,334	—	1,490
All-in cost per ounce - $/oz (1)	—	1,087	—	1,092	1,483	1,895	1,882	1,494	—	1,650	1,558	1,525	—	1,636

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and “total cash costs (per ounce)’’
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.

    Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
33

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração (6)	Americas (6)	Managed operations (6)	Group total (4)(6)

All-in sustaining costs
Cost of sales per segmental information (2)	225	350	124	2	701	—	279	2,612	2,891	101	249	600	2,511	2,790
By-product revenue	(62)	(2)	—	—	(64)	—	(1)	(69)	(70)	—	(2)	(64)	(69)	(70)
Realised other commodity contracts	—	—	—	—	—	—	—	5	5	—	—	—	5	5
Amortisation of tangible, intangible and right of use assets	(28)	(64)	(31)	—	(123)	—	(73)	(461)	(534)	(6)	(58)	(118)	(456)	(529)
Adjusted for decommissioning and inventory amortisation	1	1	—	—	2	—	—	—	—	—	1	2	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	64	64	—	—	—	64	64
Lease payment sustaining	—	25	6	—	31	—	—	72	72	7	19	25	66	66
Sustaining exploration and study costs	5	1	—	—	6	2	—	24	24	—	1	6	24	24
Total sustaining capital expenditure	49	101	41	—	191	—	38	548	586	19	82	172	529	567
All-in sustaining costs (5)	190	412	140	2	744	3	242	2,795	3,037	121	292	623	2,674	2,916
Non-sustaining capital expenditure	—	—	—	—	—	12	23	160	183	—	—	—	160	183
Non-sustaining lease payments	—	1	—	—	1	—	—	3	3	—	—	—	2	2
Non-sustaining exploration and study costs	5	4	1	1	11	113	1	159	160	3	1	8	156	157
Care and maintenance	—	14	—	—	14	2	—	16	16	9	5	5	7	7
Closure and social responsibility costs not related to current operations	—	54	8	—	62	—	8	57	65	4	50	58	53	61
Other provisions	—	—	—	—	—	—	—	1	1	—	—	—	1	1
All-in costs (5)	194	485	150	3	832	130	274	3,191	3,465	138	347	694	3,053	3,327
Gold sold - oz (000)	122	209	61	—	392	—	251	1,703	1,954	41	168	351	1,662	1,913
All-in sustaining cost per ounce - $/oz (1)	1,555	1,974	2,310	—	1,900	—	967	1,641	1,555	2,958	1,735	1,777	1,609	1,525
All-in cost per ounce - $/oz (1)	1,596	2,317	2,462	—	2,123	—	1,092	1,874	1,774	3,366	2,062	1,978	1,837	1,740
										1,654.00	1,311.00	—
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
34

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other (3)	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information (2)	1	279	—	279	283	232	340	425	—	1,280	295	312	23	630
- By-product revenue	—	(1)	—	(1)	—	(1)	—	(1)	—	(2)	(1)	(2)	—	(3)
- Inventory change	—	1	—	1	(5)	1	1	(6)	—	(9)	(5)	(1)	—	(6)
- Amortisation of tangible assets	(2)	(72)	—	(72)	(97)	(43)	(22)	(48)	—	(210)	(31)	(59)	—	(90)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(2)	—	—	(19)	—	(21)	(8)	(5)	(1)	(14)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	—	(2)	(3)	(2)	1	—	(6)	1	1	(1)	1
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(2)	205	—	205	177	186	317	353	(1)	1,032	251	246	21	518
Gold produced - oz (000)	—	250	—	250	189	163	194	343	—	889	190	215	—	405
Total cash costs per ounce - $/oz (1)		817	—	817	935	1,141	1,636	1,032	—	1,162	1,320	1,145	—	1,280

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
35

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração (6)	Americas(6)	Managed operations (6)	Group total (4)(6)

Total cash costs
Cost of sales per segmental information (2)	225	350	124	2	701	—	279	2,612	2,891	101	249	600	2,511	2,790
- By-product revenue	(62)	(2)	—	—	(64)	—	(1)	(69)	(70)	—	(2)	(64)	(69)	(70)
- Inventory change	2	2	1	—	5	—	1	(10)	(9)	(1)	4	7	(8)	(7)
- Amortisation of tangible assets	(28)	(47)	(26)	—	(101)	—	(72)	(403)	(475)	(2)	(44)	(98)	(400)	(472)
- Amortisation of right of use assets	—	(17)	(5)	—	(22)	—	(1)	(58)	(59)	(3)	(14)	(19)	(55)	(56)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)	(1)
- Rehabilitation and other non-cash costs	(3)	(2)	2	(1)	(4)	—	—	(9)	(9)	(3)	—	(1)	(6)	(6)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)	—	(1)	(3)	(3)	(3)
Total cash costs (5)	133	282	96	1	512	—	205	2,060	2,265	91	192	422	1,970	2,175
Gold produced - oz (000)	123	219	61	—	403	—	250	1,697	1,947	40	179	363	1,657	1,907
Total cash costs per ounce - $/oz (1)	1,079	1,292	1,574	—	1,271	—	817	1,215	1,163	2,256	1,075	1,162	1,189	1,140

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
36

For the year ended 31 December 2023
(in US Dollar million, except as otherwise noted)

Centamin Group

All-in sustaining costs
Cost of sales	597
By-product revenue	(2)
Royalties not included to cost of sales	27
Inventory write off not included to cost of sales	4
Net movement on provision for stock obsolescence not included to cost of sales	(4)
Amortisation of tangible, intangible and right of use assets	(197)
Adjusted for decommissioning and inventory amortisation	1
Corporate administration and marketing expenditure	33
Lease payment sustaining	1
Total sustaining capital expenditure	87
All-in sustaining costs (1)	546
Gold sold - oz (000) *	457
All-in sustaining costs per ounce - $/oz (1)	1,196
(1) Non-GAAP measures of “All-in sustaining costs” and “All-in sustaining costs per ounce” ($/oz), as calculated and reported by Centamin, were adjusted to be consistent with AngloGold Ashanti’s definition of “All-in sustaining costs” and “All-in sustaining costs per ounce” ($/oz). During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” metrics which are provided herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. “All-in sustaining costs” is a Non-GAAP measure which, as calculated and reported by AngloGold Ashanti, is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” ($/oz) is calculated by dividing the US dollar value of this cost metric by the ounces of gold sold”. “All-in sustaining costs” and “All-in sustaining costs per ounce” ($/oz) as reported by Centamin was adjusted for Net credit to provision for stock obsolescence to arrive at “All-in sustaining costs” and “All-in sustaining costs per ounce” ($/oz) as calculated by AngloGold Ashanti.
*Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
37

For the year ended 31 December 2023
(in US Dollar million, except as otherwise noted)

Centamin Group

Total cash costs
Cost of sales	597
- By-product revenue	(2)
- Inventory change	13
- Amortisation of tangible assets	(197)
- Rehabilitation and other non-cash costs	(1)
Royalties not included to cost of sales‡	27
Total cash costs (1)	436
Gold produced - oz (000)*	450
Total cash costs per ounce - $/oz (1)	970

(1) The Non-GAAP measures of “Cash cost of production – gold produced” and “Cash cost of production per ounce produced” ($/oz), as calculated and reported by Centamin, were adjusted to be consistent with AngloGold Ashanti’s definition of “total cash costs” and “total cash costs per ounce” ($/oz). “Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the
National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999. “Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” ($/oz) is calculated by dividing the US dollar value of this cost metric by the ounces of gold produced. “Cash cost of production – gold produced” and “Cash cost of production per ounce produced” ($/oz), as reported by
Centamin, was adjusted for royalties, by-product revenue, environmental obligation provision and movements in mining stockpiles to arrive at “Total cash costs per ounce” as calculated by AngloGold Ashanti.
‡ The Arab Republic of Egypt (“ARE”) is entitled to a royalty of 3% of net sales revenue (revenue net of freight and refining costs) as defined  from the sale of gold and associated minerals from Sukari Gold Mines (“SGM”). This royalty is calculated and recognised on receipt of the final certificate of analysis  document received from the refinery. Due to its nature, this royalty is not recognised in cost of sales but rather in other operating costs.
* Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
38
BAverage gold price received per ounce

	Quarter			Quarter			Nine months			Nine months
	ended			ended			ended			ended
	Sep			Sep			Sep			Sep
	2024			2023			2024			2023
US Dollar million	Unaudited			Unaudited			Unaudited			Unaudited
	Managed operations	Non-managed joint ventures	Group (Equity)	Managed operations (1)	Non-managed joint ventures	Group (Equity) (1)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations (1)	Non-managed joint ventures	Group (Equity) (1)
Gold income per income statement				1,112		1,112				3,257		3,257
Adjustment for CdS gold income				(21)		(21)				(80)		(80)
Gold income	1,466	193	1,466	1,091	187	1,091	3,957	533	3,957	3,177	485	3,177
Realised (loss) gain on non-hedge derivatives	(25)	—	(25)	1	—	1	(47)	—	(47)	2	—	2
Gold income including realised gain (loss)	1,441	193	1,441	1,092	187	1,092	3,910	533	3,910	3,179	485	3,179
Associates and joint ventures’ share of gold income (including realised non-hedge derivatives)			193			187			533			485
Gold income including realised non-hedge derivatives	1,441	193	1,634	1,092	187	1,279	3,910	533	4,443	3,179	485	3,664

Gold sold - oz (000)	590	77	667	573	97	670	1,724	230	1,954	1,662	251	1,913
Average gold price received per ounce - $/oz	2,442	2,503	2,449	1,906	1,924	1,908	2,268	2,313	2,274	1,913	1,935	1,916

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
39
CCapital expenditure

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	15	—	15	27	43	24	41	—	135	16	9	—	25
Non-sustaining capital expenditure	—	13	—	13	22	17	6	4	—	49	—	2	—	2
Capital expenditure	—	28	—	28	49	60	30	45	—	184	16	11	—	27

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)

Capital expenditure
Sustaining capital expenditure	19	23	10	—	52	—	15	212	227
Non-sustaining capital expenditure	—	—	—	—	—	4	13	55	68
Capital expenditure	19	23	10	—	52	4	28	267	295

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	10	—	10	21	46	21	43	—	131	10	14	—	24
Non-sustaining capital expenditure	—	8	—	8	8	18	1	7	—	34	—	6	—	6
Capital expenditure	—	18	—	18	29	64	22	50	—	165	10	20	—	30

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Managed operations (2)	Group total (1) (2)

Capital expenditure
Sustaining capital expenditure	16	28	14	—	58	—	10	213	223	5	23	53	208	218
Non-sustaining capital expenditure	—	—	—	—	—	2	8	42	50	—	—	—	42	50
Capital expenditure	16	28	14	—	58	2	18	255	273	5	23	53	250	268
										1,654.00	1,311.00	—
(1)Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
40

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	1	49	—	49	80	112	67	128	—	387	38	26	—	64
Non-sustaining capital expenditure	—	40	—	40	39	37	6	9	—	91	—	48	—	48
Capital expenditure	1	89	—	89	119	149	73	137	—	478	38	74	—	112

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)

Capital expenditure
Sustaining capital expenditure	48	68	27	—	143	3	49	598	647
Non-sustaining capital expenditure	—	—	—	—	—	20	40	159	199
Capital expenditure	48	68	27	—	143	23	89	757	846

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	38	—	38	64	92	33	101	—	290	32	35	—	67
Non-sustaining capital expenditure	—	23	—	23	35	47	5	25	—	112	—	36	—	36
Capital expenditure	—	61	—	61	99	139	38	126	—	402	32	71	—	103

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Non-managed joint ventures	Managed operations	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Managed operations (2)	Group total (1) (2)

Capital expenditure
Sustaining capital expenditure	49	101	41	—	191	—	38	548	586	19	82	172	529	567
Non-sustaining capital expenditure	—	—	—	—	—	12	23	160	183	—	—	—	160	183
Capital expenditure	49	101	41	—	191	12	61	708	769	19	82	172	689	750
										1,654.00	1,311.00	—
(1)Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
41
DAdjusted EBITDA

For the quarter ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(60)	67	50	38	53	129	(1)	336	77	76	(20)	133	51	37	(4)	(13)	71	(47)	433	(39)	394
Add back:
Finance costs and unwinding of obligations	22	1	1	2	3	7	—	14	—	—	2	2	1	3	1	—	5	—	43	(1)	42
Finance income	(14)	(2)	—	—	—	(4)	8	2	—	—	(1)	(1)	(12)	(1)	—	—	(13)	—	(26)	(7)	(33)
Amortisation of tangible, right of use and intangible assets	1	23	19	20	12	35	—	109	19	30	—	49	15	28	5	—	48	—	207	(23)	184
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(1)	—	—	(3)	1	(2)	—	(2)
Associates and joint ventures share of amortisation, interest, taxation and other	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	76	77
EBITDA	(51)	89	70	60	68	167	7	461	96	106	(19)	183	53	67	1	(13)	108	(46)	655	7	662

Adjustments:
Foreign exchange and fair value adjustments	1	7	1	2	(2)	4	—	12	—	—	—	—	2	1	1	11	15	—	28	(7)	21
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	34	—	—	34	1	35	—	35
Retrenchment and related costs	8	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1	—	9	—	9
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12	1	13	—	13	—	13
Unrealised non-hedge derivative (income) loss	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Intergroup interest, royalty, dividend and management fees	(3)	8	3	—	—	—	(8)	3	—	—	—	—	—	(2)	2	—	—	—	—	—	—
Adjusted EBITDA	(40)	104	74	62	66	172	(1)	477	96	106	(19)	183	56	100	16	(1)	171	(45)	746	—	746

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
42

For the quarter ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(311)	68	42	14	(7)	83	10	210	24	42	(23)	43	55	(2)	(2)	(47)	4	(77)	(131)	(26)	(157)
Add back:
Finance costs and unwinding of obligations	21	3	—	2	2	7	—	14	—	—	2	2	1	2	1	—	4	—	41	(3)	38
Finance income	(5)	(4)	—	—	(2)	(4)	—	(10)	—	—	—	—	(22)	—	—	—	(22)	—	(37)	2	(35)
Amortisation of tangible, right of use and intangible assets	1	29	33	13	7	26	—	108	14	25	—	39	9	22	11	—	42	—	190	(29)	161
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(1)	6	—	—	5	1	6	—	6
Associates and joint ventures share of amortisation, interest, taxation and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	62	62
EBITDA	(294)	96	75	29	—	112	10	322	38	67	(21)	84	42	28	10	(47)	33	(76)	69	6	75

Adjustments:
Foreign exchange and fair value adjustments	3	5	—	1	2	9	—	17	—	—	—	—	(2)	(3)	(2)	44	37	1	58	(6)	52
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	14	—	—	14	1	15	—	15
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	—	5	1	6	—	6
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	—	—	(1)	—	(1)	—	—	—	—	—	3	—	3	6	25	30	—	30
Unrealised non-hedge derivative (income) loss	(10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10)	—	(10)
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Realised other commodity contracts	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Intergroup interest, royalty, dividend and management fees	(9)	13	1	—	—	—	(12)	2	—	—	4	4	—	—	—	—	—	3	—	—	—
Adjusted EBITDA	(309)	114	76	30	2	120	(1)	341	38	67	(17)	88	40	47	8	—	95	(45)	170	—	170

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
43

For the nine months ended 30 September 2024
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(176)	219	158	108	83	328	(5)	891	135	160	(60)	235	165	114	(15)	(23)	241	(114)	1,077	(103)	974
Add back:
Finance costs and unwinding of obligations	68	2	2	5	8	22	—	39	—	1	6	7	4	6	3	—	13	1	128	(2)	126
Finance income	(46)	(6)	—	(1)	(1)	(12)	28	8	—	—	(3)	(3)	(55)	(1)	(1)	(1)	(58)	(1)	(100)	(22)	(122)
Amortisation of tangible, right of use and intangible assets	3	67	60	53	37	95	—	312	58	73	1	132	40	78	15	—	133	—	580	(67)	513
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	(1)	2	1	—	1
Associates and joint ventures share of amortisation, interest, taxation and other	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	195	198
EBITDA	(147)	282	219	166	127	434	23	1,251	192	234	(55)	371	153	196	2	(24)	327	(113)	1,689	1	1,690

Adjustments:
Foreign exchange and fair value adjustments	6	2	8	4	(5)	10	—	19	—	—	(1)	(1)	13	(5)	(5)	20	23	—	47	(1)	46
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	77	—	—	77	3	80	—	80
Retrenchment and related costs	8	—	—	—	—	—	—	—	—	—	1	1	1	(1)	1	—	1	—	10	—	10
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	2	—	1	—	3	—	—	—	—	—	(2)	12	1	11	—	14	—	14
Unrealised non-hedge derivative (income ) loss	22	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	—	22
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Intergroup interest, royalty, dividend and management fees	(9)	27	9	—	—	—	(27)	9	—	—	—	—	—	(2)	2	—	—	—	—	—	—
Adjusted EBITDA	(120)	310	236	171	122	446	(2)	1,283	192	234	(55)	371	167	263	11	(3)	438	(109)	1,863	—	1,863
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
44

For the nine months ended 30 September 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(384)	152	79	91	13	209	31	575	78	105	(62)	121	111	(180)	(28)	(81)	(178)	(159)	(25)	(56)	(81)
Add back:
Finance costs and unwinding of obligations	63	8	1	5	5	19	—	38	—	1	6	7	3	7	2	—	12	—	120	(7)	113
Finance income	(18)	(10)	—	(2)	(1)	(13)	—	(26)	—	—	(1)	(1)	(54)	(1)	(1)	(1)	(57)	—	(102)	10	(92)
Amortisation of tangible, right of use and intangible assets	3	73	99	43	22	67	—	304	39	64	1	104	28	64	31	—	123	—	534	(73)	461
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	—	—	(2)	2	—	—	—
Associates and joint ventures share of amortisation, interest, taxation and other	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	140	142
EBITDA	(334)	223	179	137	39	282	31	891	117	171	(57)	231	88	(112)	4	(82)	(102)	(157)	529	14	543

Adjustments:
Foreign exchange and fair value adjustments	6	13	5	5	4	18	—	45	—	—	(2)	(2)	9	2	1	80	92	—	141	(14)	127
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	14	—	—	14	2	16	—	16
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	1	6	—	—	7	1	8	—	8
Impairment, derecognition of assets and (profit) loss on disposal	1	—	—	—	—	(1)	—	(1)	—	—	—	—	—	123	9	(1)	131	25	156	—	156
Unrealised non-hedge derivative (income) loss	(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Joint ventures share of costs	—	—	—	—	—	—	2	2	—	—	—	—	—	—	—	—	—	—	2	—	2
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Intergroup interest, royalty, dividend and management fees	(25)	34	3	—	—	—	(35)	2	—	—	12	12	—	(1)	—	—	(1)	12	—	—	—
Adjusted EBITDA	(358)	270	187	142	43	299	(2)	939	117	171	(47)	241	98	32	14	(3)	141	(117)	846	—	846
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
45
EAdjusted net debt (1)

	As at	As at	As at
	Sep	Dec	Sep
	2024	2023	2023
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,939	2,032	1,973
Borrowings - current portion	200	207	25
Lease liabilities - non-current portion	84	98	100
Lease liabilities - current portion	80	73	71
Total borrowings	2,303	2,410	2,169
Less cash and cash equivalents, net of bank overdraft	(1,225)	(955)	(726)
Net debt	1,078	1,455	1,443

Adjustments:
IFRS16 lease adjustments	(146)	(149)	(149)
Unamortised portion of borrowing costs	27	30	24
Cash restricted for use	(53)	(68)	(65)
Adjusted net debt	906	1,268	1,253

Adjusted net debt to Adjusted EBITDA	0.37:1	0.89:1	0.97:1

Total borrowings to profit (loss) before taxation	2.06:1	38.25:1	(77.46):1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
FFree cash flow

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited
Cash generated from operations(1)	615	249	1,350	565
Dividends received from joint ventures	8	49	44	86
Taxation refund	6	—	6	—
Taxation paid	(23)	(24)	(122)	(84)
Net cash inflow from operating activities	606	274	1,278	567
Corporate restructuring costs	—	24	2	28
Capital expenditure on tangible and intangible assets	(267)	(255)	(757)	(708)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	339	43	523	(113)
Repayment of lease liabilities	(25)	(23)	(68)	(67)
Finance costs accrued and capitalised	(35)	(31)	(106)	(95)
Net cash flow after capital expenditure and interest	279	(11)	349	(275)
Other net cash inflow from investing activities	58	20	210	79
Other	9	3	9	3
Add backs:
Cash restricted for use	1	8	(15)	9
Free cash inflow (outflow) (2)	347	20	553	(184)

(1) Includes working capital movements as per table below.
(2) Free cash flow has been adjusted to exclude corporate restructuring costs.

(Increase) decrease in inventories	(57)	(18)	(23)	(37)
(Increase) decrease in trade receivables	(2)	(6)	(121)	(147)
Increase (decrease) in trade payables	88	36	13	9
Movement in working capital	29	12	(131)	(175)

Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
46
Other information - Exchange rates

	Sep	Sep
	2024	2023
	Unaudited	Unaudited

ZAR/USD average for the year to date	18.46	18.36
ZAR/USD average for the quarter	17.97	18.64
ZAR/USD closing	17.26	18.92

AUD/USD average for the year to date	1.51	1.50
AUD/USD average for the quarter	1.49	1.53
AUD/USD closing	1.45	1.55

BRL/USD average for the year to date	5.24	5.01
BRL/USD average for the quarter	5.54	4.88
BRL/USD closing	5.45	5.01

ARS/USD average for the year to date	888.30	246.24
ARS/USD average for the quarter	942.19	313.57
ARS/USD closing	970.92	350.01

September 2024 Earnings Release - www.AngloGoldAshanti.com
47

Operations at a glance
for the quarters ended 30 September 2024 and 30 September 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23

AFRICA Non-managed joint ventures	71	99	581	512	384	446	—	—	0.91	1.89	4.41	4.75	—	—	2.30	3.22
Kibali - Attributable 45% (1)	71	99	581	512	384	446	—	—	0.91	1.89	4.41	4.75	—	—	2.30	3.22

AFRICA Managed operations	301	308	4,862	5,105	968	863	40	93	1.05	1.12	4.36	4.38	0.97	0.96	1.59	1.58
Iduapriem	59	71	1,380	1,396	—	—	—	—	1.32	1.59	—	—	—	—	1.32	1.59
Obuasi	53	46	—	—	279	230	40	93	—	—	5.75	5.84	0.97	0.96	5.15	4.43
Siguiri (4)	71	65	2,754	2,910	—	—	—	—	0.80	0.69	—	—	—	—	0.80	0.69
Geita	118	126	728	799	689	633	—	—	1.46	1.84	3.80	3.85	—	—	2.60	2.73

AUSTRALIA	160	140	1,714	1,554	921	1,004	—	—	1.33	1.22	2.89	2.43	—	—	1.88	1.70
Sunrise Dam	73	64	425	271	552	659	—	—	1.48	1.54	2.95	2.36	—	—	2.31	2.12
Tropicana - Attributable 70%	87	76	1,289	1,283	369	345	—	—	1.29	1.16	2.80	2.56	—	—	1.62	1.46

AMERICAS (2)	125	129	245	236	501	590	610	671	2.33	1.85	3.79	3.33	2.34	2.38	2.88	2.67
Cerro Vanguardia (4)	42	38	190	194	117	109	404	416	2.67	1.98	4.85	5.67	0.61	0.41	1.86	1.63
AngloGold Ashanti Mineração (2) (3)	67	67	—	1	165	201	206	255	—	—	5.48	3.28	5.73	5.61	5.62	4.58
Serra Grande	16	24	55	41	219	280	—	—	1.16	1.23	1.95	2.45	—	—	1.79	2.30

Managed operations (2)	586	577	6,821	6,895	2,390	2,457	650	765	1.17	1.17	3.67	3.33	2.26	2.21	1.85	1.77
Non-managed joint ventures	71	99	581	512	384	446	—	—	0.91	1.89	4.41	4.75	—	—	2.30	3.22
Total including equity-accounted non-managed joint ventures (2)	657	676	7,402	7,407	2,774	2,903	650	765	1.15	1.22	3.78	3.55	2.26	2.21	1.89	1.90

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS produced nil koz and 10koz for the three months ended
30 September 2024 and 2023, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies.

AngloGold Ashanti’s reporting for managed operations has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted the managed operations  with non-controlling interests
(i.e., Siguiri and Cerro Vanguardia), whereas non-managed joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Non-managed joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three-month and nine-month periods ended 30 September 2023 have been adjusted to reflect this change in reporting.

September 2024 Earnings Release - www.AngloGoldAshanti.com
48

Operations at a glance (continued)
for the quarters ended 30 September 2024 and 30 September 2023
	Cost of sales		Gross profit		Adjusted EBITDA*		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23

AFRICA Non-managed joint ventures	104	97	89	90	104	114	1,053	721	1,241	820	7	1	8	9	13	8
Kibali - Attributable 45% (1)	104	97	89	90	104	114	1,053	721	1,241	820	7	1	8	9	13	8

AFRICA Managed operations	449	402	302	163	373	227	1,179	1,126	1,707	1,589	82	72	53	59	49	34
Iduapriem	93	88	56	44	74	76	1,191	822	1,719	1,122	20	17	7	4	22	8
Obuasi	78	75	45	9	62	30	1,153	1,449	2,063	2,491	29	25	14	21	17	18
Siguiri (4)	124	105	57	10	66	2	1,500	1,664	1,916	2,020	8	7	16	14	6	1
Geita	154	134	144	100	172	120	995	903	1,428	1,320	25	23	16	20	4	7
Administration and other	—	—	—	—	(1)	(1)	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	249	216	145	60	183	88	1,245	1,248	1,455	1,453	14	14	11	10	2	6
Sunrise Dam	101	99	78	24	96	38	1,132	1,352	1,411	1,555	10	4	6	6	—	—
Tropicana - Attributable 70%	139	110	76	43	106	67	1,243	1,079	1,389	1,284	4	10	5	4	2	6
Administration and other	9	7	(9)	(7)	(19)	(17)	—	—	—	—	—	—	—	—	—	—

AMERICAS (2)	222	245	125	53	171	95	1,127	1,122	1,653	1,536	33	39	19	19	—	—
Cerro Vanguardia (4)	94	73	45	27	56	40	1,224	966	1,744	1,444	7	10	12	6	—	—
AngloGold Ashanti Mineração (2) (3)	90	128	77	25	100	47	896	1,073	1,315	1,403	19	20	4	8	—	—
Serra Grande	38	44	4	1	16	8	1,801	1,502	2,773	2,114	7	9	3	5	—	—
Administration and other	—	—	(1)	—	(1)	—	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	(45)	(45)	—	—	—	—	—	—	—	—	4	2
Colombian projects	—	—	—	—	(7)	(7)	—	—	—	—	—	—	—	—	2	2
North American projects	—	—	—	—	(38)	(38)	—	—	—	—	—	—	—	—	2	—

CORPORATE AND OTHER	1	—	(31)	10	(40)	(309)	—	—	—	—	—	—	—	—	—	—

Managed operations (2)	921	863	541	286			1,186	1,152	1,665	1,579	129	125	83	88	55	42
Non-managed joint ventures	104	97	89	90			1,053	721	1,241	820	7	1	8	9	13	8
Total including equity-accounted non-managed joint ventures (2)	1,025	960	630	376	746	170	1,172	1,089	1,616	1,469	136	126	91	97	68	50

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS did not record any total cash costs per ounce* or all-in sustaining costs per ounce* for the three months ended 30 September 2024. CdS recorded total cash costs per ounce* of $2,192/oz and all-in sustaining costs per ounce* of $2,755/oz for the three months ended 30 September 2023.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
49

Operations at a glance
for the nine months ended 30 September 2024 and 30 September 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23

AFRICA Non-managed joint ventures	229	250	1,652	1,588	1,204	1,201	—	—	0.94	1.54	4.63	4.45	—	—	2.50	2.79
Kibali - Attributable 45% (1)	229	250	1,652	1,588	1,204	1,201	—	—	0.94	1.54	4.63	4.45	—	—	2.50	2.79

AFRICA Managed operations	894	889	14,221	13,788	2,799	2,592	130	174	1.07	1.16	4.45	4.41	0.99	1.00	1.62	1.67
Iduapriem	187	189	3,988	3,914	—	—	—	—	1.46	1.51	—	—	—	—	1.46	1.51
Obuasi	161	163	—	—	843	732	130	174	—	—	5.77	6.69	0.99	1.00	5.14	5.59
Siguiri (4)	199	194	8,166	7,795	—	—	—	—	0.76	0.77	—	—	—	—	0.76	0.77
Geita	347	343	2,067	2,079	1,956	1,860	—	—	1.56	1.98	3.88	3.51	—	—	2.69	2.70

AUSTRALIA	406	405	4,824	5,114	2,732	2,807	—	—	1.08	1.07	2.70	2.53	—	—	1.67	1.59
Sunrise Dam	193	190	1,164	1,012	1,777	1,882	—	—	1.16	1.34	2.61	2.43	—	—	2.04	2.05
Tropicana - Attributable 70%	213	215	3,660	4,102	955	925	—	—	1.06	1.01	2.87	2.74	—	—	1.43	1.33

AMERICAS (2)	382	363	652	665	1,373	1,541	2,004	2,073	2.17	2.14	4.26	3.62	2.31	2.07	2.95	2.64
Cerro Vanguardia (4)	129	123	595	616	317	313	1,319	1,312	2.26	2.21	5.83	6.12	0.61	0.42	1.79	1.71
AngloGold Ashanti Mineração (2) (3)	196	179	—	—	418	442	685	761	—	—	5.44	4.13	5.59	4.91	5.53	4.62
Serra Grande	57	61	57	49	638	786	—	—	1.17	1.22	2.70	2.34	—	—	2.57	2.27

Managed operations (2)	1,682	1,657	19,697	19,567	6,904	6,940	2,134	2,247	1.11	1.17	3.72	3.47	2.23	1.98	1.82	1.79
Non-managed joint ventures	229	250	1,652	1,588	1,204	1,201	—	—	0.94	1.54	4.63	4.45	—	—	2.50	2.79
Total including equity-accounted non-managed joint ventures (2)	1,911	1,907	21,349	21,155	8,108	8,141	2,134	2,247	1.10	1.20	3.85	3.62	2.23	1.98	1.88	1.88

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS produced nil koz and 40koz for the nine months ended
30 September 2024 and 2023, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
50

Operations at a glance (continued)
for the nine months ended 30 September 2024 and 30 September 2023
	Cost of sales		Gross profit		Adjusted EBITDA*		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23	Sep-24	Sep-23

AFRICA Non-managed joint ventures	278	279	256	207	310	270	924	817	1,133	967	27	13	22	25	40	23
Kibali - Attributable 45% (1)	278	279	256	207	310	270	924	817	1,133	967	27	13	22	25	40	23

AFRICA Managed operations	1,367	1,280	746	463	973	669	1,206	1,162	1,683	1,519	261	188	126	102	91	112
Iduapriem	260	283	179	88	236	187	1,021	935	1,487	1,299	68	54	12	10	39	35
Obuasi	259	232	114	94	171	142	1,231	1,141	1,956	1,674	78	64	34	28	37	47
Siguiri (4)	384	340	88	33	122	43	1,687	1,636	2,062	1,832	22	9	45	24	6	5
Geita	464	425	365	247	446	299	1,020	1,032	1,449	1,396	93	61	35	40	9	25
Administration and other	—	—	—	1	(2)	(2)					—	—	—	—	—	—

AUSTRALIA	687	630	269	162	371	241	1,335	1,280	1,550	1,490	34	36	30	31	48	36
Sunrise Dam	317	295	135	78	192	117	1,321	1,320	1,589	1,546	22	12	16	20	—	—
Tropicana - Attributable 70%	344	312	161	107	234	171	1,230	1,145	1,394	1,334	12	24	14	11	48	36
Administration and other	26	23	(27)	(23)	(55)	(47)					—	—	—	—	—	—

AMERICAS (2)	627	701	347	90	438	141	1,024	1,162	1,493	1,777	105	126	38	65	—	—
Cerro Vanguardia (4)	269	225	133	72	167	98	1,044	1,079	1,460	1,555	28	29	20	20	—	—
AngloGold Ashanti Mineração (2) (3)	254	350	185	27	263	32	883	1,075	1,330	1,735	56	69	12	32	—	—
Serra Grande	103	124	30	(7)	11	14	1,439	1,574	2,113	2,310	21	28	6	13	—	—
Administration and other	1	2	(1)	(2)	(3)	(3)					—	—	—	—	—	—

PROJECTS	—	—	—	—	(109)	(117)	—	—	—	—	—	—	3	—	20	12
Colombian projects	—	—	—	—	(17)	(18)	—	—	—	—	—	—	—	—	5	7
North American projects	—	—	—	—	(92)	(99)	—	—	—	—	—	—	3	—	15	5

CORPORATE AND OTHER	2	1	(72)	6	(120)	(358)					—	—	1	—	—	—

Managed operations (2)	2,683	2,612	1,290	721			1,195	1,189	1,660	1,609	400	350	198	198	159	160
Non-managed joint ventures	278	279	256	207			924	817	1,133	967	27	13	22	25	40	23
Total including equity-accounted non-managed joint ventures (2)	2,961	2,891	1,546	928	1,863	846	1,163	1,140	1,598	1,525	427	363	220	223	199	183

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS did not record any total cash costs per ounce* or all-in sustaining costs per ounce* for the nine months ended 30 September 2024. CdS recorded total cash costs per ounce* of $2,256/oz and all-in sustaining costs per ounce* of  $2,958/oz for the nine months ended 30 September 2023.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

September 2024 Earnings Release - www.AngloGoldAshanti.com
51
Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditor: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲º (Chief Executive Officer)
GA Doran▲◊  (Chief Financial Officer)
Non-Executive
JE Tilk§ (Chairman)
KOF Busia△
B Cleaver^*
AM Ferguson*
AH Garner#
R Gasant^
J Magie§
N Newton-King^
DL Sands#
*British §Canadian #American
▲Australian  ◊Irish  ^South African
△Ghanaian  ºColombian
Officers
C Stead
Company Secretary
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be
important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means
of disclosing material non-public information to the public
in a broad, non-exclusionary manner and for complying
with its disclosure obligations. Accordingly, investors
should visit this website regularly to obtain important
information about AngloGold Ashanti, in addition to
following its press releases, documents it files with, or
furnishes to, the United States Securities and Exchange
Commission (SEC) and public conference calls and
webcasts. No material on the AngloGold Ashanti website
forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti
website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”,
“estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange
Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 7 November 2024
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary